
International Power

International Power
Annual Report 2002




Left: Pego, Portugal
Right: KAPCO, Pakistan

As a Company, we believe that careful adherence by all of our personnel to our core business values is integral to both achieving our financial objectives and to fulfilling our obligations to all our stakeholders:

Fiscal discipline

Integrity

Respect for the individual

Substance over style

Team first culture

Contents

Financial highlights

	Year ended 31 December 2002	Year ended 31 December 2001 (Restated*)
	£m	£m
Turnover (including joint ventures and associates)	1,129	1,103
Profit on ordinary activities before interest and taxation		
Excluding exceptional items	388	326
Including exceptional items	327	356
Profit on ordinary activities before taxation		
Excluding exceptional items	256	203
Including exceptional items	195	204
Earnings per share (EPS)		
Basic excluding exceptional items	15.5p	12.3p
Basic including exceptional items	10.1p	12.3p
Operating cash flow	391	333
Free cash flow – see page 15	252	179
Capital expenditure		
Maintenance	48	48
Growth	98	358

	As at 31 December 2002	As at 31 December 2001 (Restated*)
	£m	£m
Net assets	1,769	1,697
Net debt	812	897
Gearing	46%	53%
Debt capitalisation	31%	35%

Restated for the adoption of FRS 19 Deferred Tax (see note i : Basis of preparation of accounts on page 55)







Chairman's statement



2002 was once again a year of significant earnings growth for your Company. EPS at 15.5p (excluding exceptional items) was up 26% on 2001, and profit before interest and tax (excluding exceptional items) was £388 million 19% up on 2001.

In light of these excellent results from a difficult year for our industry we have been disappointed by the decline in our share price over the past year. However, we must recognise that our Company's performance is being assessed against the backdrop of a generation industry facing severe difficulties, both in the US and the UK with many of our principal competitors, particularly in the US, having suffered dramatic reductions in their profitability, severe liquidity problems and subsequent very steep falls in their equity values. Stock market conditions have also been severely depressed.

The question therefore arises as to whether the Company's policy on dividends and/or share buybacks should change. To date, we have not altered our policy because we believe that the changes going on in the generation market should provide us with significant opportunities to grow the value of our business this year. It is, therefore, an essential part of our strategy, in the current business environment, that we retain sufficient liquidity. Coupled with our available resources, this will be a critical competitive advantage enabling us to grow selectively and thereby deliver long-term shareholder value. However, we are very aware that in these difficult times for investors, returns by companies to their shareholders, as part of their total shareholder return, are increasingly important. Within the boundaries prescribed by our lenders we will be keeping the matter under close review.

At the end of 2002 we implemented the next stage of our management succession plan, when David Crane, Chief Operating Officer since demerger, was promoted to Chief Executive Officer. Peter Giller has moved to the non-executive role of Deputy Chairman. I want to express my gratitude to Peter for his leadership and drive in both successfully establishing International Power as an independent company and in laying the sound foundations for our role as an international power generator. We look forward to his continuing support in the next phase of International Power's growth and development.

Since the year-end, Derek Higgs has released his review on Non-Executive Directors and Sir Robert Smith has issued his report on audit committees. We believe that we are already compliant with most of the main recommendations made, but we will report more fully next year, including addressing and explaining any areas where we do not comply.

In this year's *Annual Report* for the first time we report directly on corporate sustainability (CSR) an aspect of our business that has been of the highest importance to us and has always been at the forefront of our thinking and business practices. The CSR report contained in this *Annual Report* is of necessity brief; however, we encourage you to obtain and review our fully comprehensive CSR report which is available on our website www.ipplc.com or by writing to the Company Secretary at the address at the end of this document.

The way ahead is clearly challenging and, as we have already indicated, our earnings will be lower in 2003 than they were last year. However, the operational progress made to date by International Power since demerger has been good, reflecting our success in managing a portfolio of plant across a broad geography in a manner that diversifies and mitigates the fundamental risks inherent in the international power industry. Therefore, whilst managing the ongoing weakness in the US and UK markets, we will continue to seek opportunities to grow the asset base of our business in the markets where we are active. Accordingly I commend this *Annual Report* to you.

Sir Neville Simms
Chairman

Chief Executive Officer's statement

Dear Shareholders,

Our financial performance in 2002 was exceptional and I am very proud of the people at International Power who delivered this result, despite the general turmoil in the independent power generation sector that followed the collapse of Enron. We demonstrated our ability to overcome challenges and will continue to take advantage of the opportunities that present themselves.

Following this note you will find a report explaining our current businesses across the globe and highlighting our growth opportunities. The report will also give you some indication as to how we met some of the unusual challenges that confronted us over the year. In the fourth quarter of 2002 alone, your Company responded quickly and effectively to adversity such as the physical collapse of the boiler house roof at EOP and the financial collapse of TXU Europe.

I assumed executive responsibility for your Company at a pivotal time. Our financial performance in the first three years of our existence has been increasingly robust. But we now face tough conditions in two of our key markets, the US and the UK. This has caused us to revise our earnings guidance to a lower level for next year. Nonetheless we believe that we will emerge out of this environment in the strongest competitive position that we have enjoyed to date.

Our other key markets namely Australia, the Middle East and continental Europe enjoy better market conditions. In Australia, we have a merchant portfolio

that continues to operate reliably and profitably in a positive market. In the Middle East we have a very healthy and growing portfolio of fully contracted assets. In continental Europe our assets continue to perform well, and this market is also attractive as it offers new growth opportunities. The benefit of our international diversity has given us strength over the past year that our counterparts lacked and, over time, it should continue to give us a healthy degree of protection against the inherent local cycles of individual markets.

Our financial strength is our competitive advantage at this time when access to capital is the single most important issue for our industry. We seek to take advantage of this strength to enhance our position and grow the Company through both, acquisitions and greenfield projects.

Looking ahead, we are a wholesale power generation company and that is what we will remain. Any other business venture we undertake will be very closely related to it. We will continue to strive to achieve the best possible financial results from our business through revenue optimisation and judicious cost cutting. We will continue to demand the best possible health and safety environment at all locations for the benefit not only of the personnel of International Power, but also for the benefit of our guests and neighbours. We will continue to support and participate actively in the local communities that host the Company's power plants for the betterment of all.



And, finally, we will move aggressively but prudently to use the very real competitive advantage that International Power presently enjoys, in order to strengthen the business for the ultimate benefit of shareholders and other stakeholders in International Power.

We aim to make a difference.

David Crane
Chief Executive Officer

Asset portfolio

	Fuel	Gross capacity MW power	Net capacity MW power	Gross capacity MW heat	Net capacity[2] MW heat
Assets in operation					
North America Hartwell, Georgia, US	Gas (OCGT)	310	155		
Oyster Creek, Texas, US	Gas (Cogen/CCGT)	425	210	100	50
Hays, Texas, US[1]	Gas (CCGT)	1,100	1,100		
Midlothian I and II, Texas, US[1]	Gas (CCGT)	1,650	1,650		
Blackstone, Massachusetts, US[1]	Gas (CCGT)	570	570		
Milford, Massachusetts, US	Gas (CCGT)	160	160		
Bellingham, Massachusetts, US[1]	Gas (CCGT)	570	570		
North America total in operation		**4,785**	**4,415**	**100**	**50**
Europe and EOP, Czech Republic[3]	Coal/Gas	585	580	2,040	2,020
Middle East Deeside, UK[4]	Gas (CCGT)	500	500		
Rugeley, UK	Coal	1,000	1,000		
Elcogas, Spain	Gas (IGCC)	335	15		
Pego, Portugal	Coal	600	270		
Marmara, Turkey	Gas (CCGT)	480	160		
Al Kamil, Oman	Gas (OGCT)	285	285		
Europe and Middle East total in operation		**3,785**	**2,810**	**2,040**	**2,020**
Australia Hazelwood, Victoria	Coal	1,600	1,470		
Synergen, South Australia	Various	360	360		
Pelican Point, South Australia	Gas (CCGT)	485	485		
Australia total in operation		**2,445**	**2,315**		
Rest of World HUBCO, Pakistan	Oil	1,290	330		
KAPCO, Pakistan	Gas/Oil (CCGT)	1,600	575		
Malakoff, Malaysia[3]	Gas (OC/CCGT)	1,705	325		
Shijiazhuang Yong Tai, PRC	Coal(Cogen)	15	10	90	65
Pluak Daeng, Thailand	Gas(Cogen)	110	110	20	20
Rest of World total in operation		**4,720**	**1,350**	**110**	**85**
TOTAL in operation around the world		**15,735**	**10,890**	**2,250**	**2,155**
Assets under construction					
Shuweihat SI, UAE	Gas (CCGT)/desalination MIGD	1,500	300	100 MIGD	20 MIGD
SEAGas pipeline		n/a	n/a	n/a	n/a
TOTAL under construction around the world		**1,500**	**300**	**100**	**20**

(1) Capacity shown for these assets is the nameplate capacity.
(2) Net capacity – group share of gross capacity.
(3) Gross capacity amount shown for EOP and Malakoff represents the actual net interest owned directly or indirectly by EOP and Malakoff, respectively.
(4) Half the generation capacity at Deeside was mothballed in March 2002.




Left: Pelican Point, Australia
Right: Rugeley, UK

"John is a member of the small team, whose primary role
is to operate the power plant safely and efficiently to meet
the commercial needs of the New England Grid Operator."

John Trombert, O&M Technician
Blackstone, US



Operating and financial review

HIGHLIGHTS

Outstanding financial performance in a challenging environment

Higher earnings from Australia, Pakistan and North America were the key drivers in 2002 that contributed to the overall increase in profitability from 2001.

Our industry is regionally cyclical in nature. Different countries or regions have their own demand-supply cycles and there is no single global cycle. Our strategy to have a geographically diverse asset portfolio has always been one of our competitive advantages and the benefits were clearly demonstrated in 2002 with strong performances in areas such as Australia, offsetting downward pressure in other regions.

Group turnover increased 29% to £717 million from £557 million in 2001. Profit before interest and tax (PBIT), excluding exceptional items, rose 19% to £388 million from £326 million last year.

Earnings per share (pre-exceptional items) was up 26% on last year at 15.5p. In line with our continuous focus on cash,

our profits were backed by free cash flow of £252 million, which was up 41% from £179 million in 2001.

Fiscal discipline has always been one of our core values. We have never underestimated or overlooked the value of capital availability. Over the last two years, we have been able to demonstrate this principle through the continued strength of our balance sheet. In 2002 we maintained our net debt at a very prudent level, with gearing of 46% and debt capitalisation of 31% at 31 December 2002.

In 2002, our key achievement in Pakistan was the commencement of regular dividend receipts from Kot Addu Power Company (KAPCO).

As a consequence of the weak and uncertain future pricing environment in England and Wales, we wrote down the value of our Deeside plant by £45 million and our Rugeley plant by £58 million.



Regional profit (PBIT) (£m)

- North America
- Australia
- Europe and Middle East
- Rest of World

108
101
99
109



Key ratios

Return on equity	=	**10.0%**
$\dfrac{\text{Free cash flow}}{\text{Market value*}}$	=	**23.6%**
$\dfrac{\text{EV – (market value*)}}{\text{EBITDA}}$	=	**3.8x**
Gearing	=	**45.9%**
Debt capitalisation	=	**31.5%**

*As at 31 December 2002 – £1,070 million

Profit and loss account – excluding exceptional items
(continuing business only)

	Year ended 31 December 2002	Year ended 31 December 2001 (Restated[1])	Year ended 31 December 2000 (proforma[2]) (Restated[1])
	£m	£m	£m
Turnover - gross	**1,129**	1,103	1,002
Profit before interest and tax	**388**	326	221
Interest	**(132)**	(123)	(104)
Tax	**(77)**	(64)	(37)
Minority interests	**(6)**	(2)	(6)
	173	137	74
Earnings per share	**15.5p**	12.3p	6.6p

1. Restated for the adoption of FRS 19 Deferred Tax.

2. The proforma results for the year ended 31 December 2000 are unaudited and have been derived by aggregating the results of the continuing business for the nine months ended 31 December 2000 and the management accounts for the three months to 31 March 2000, and making proforma adjustments to interest and tax to reflect the post-demerger capital structure.

Segment results – excluding exceptional items

	Year ended 31 December 2002	Year ended 31 December 2001	Year ended 31 December 2000 (proforma[2])
	£m	£m	£m
Turnover			
North America	**315**	237	150
Europe and Middle East	**440**	521	534
Australia	**226**	194	133
Rest of World	**148**	151	185
Gross turnover	**1,129**	1,103	1,002
Less: turnover of joint ventures	**(122)**	(139)	(110)
Less: turnover of associates	**(290)**	(407)	(496)
Group turnover	**717**	557	396
Profit before interest and tax			
North America	**99**	93	43
Europe and Middle East	**109**	141	128
Australia	**101**	72	53
Rest of World	**108**	48	40
Segmental operating profit	**417**	354	264
Corporate costs	**(29)**	(28)	(43)
Operating profit (excluding exceptional items)	**388**	326	221
Exceptional items	**(61)**	30	(170)
Profit before interest and tax	**327**	356	51

REGIONAL PERFORMANCE

North America

In December 2002 we reached a significant milestone in North America when we achieved successful completion of our 3,890 MW US construction programme. Our overall capacity in North America now totals 4,415 MW (net). The 1,395 MW of new capacity added in 2002 constitutes the completion of the last three units at Hays in Texas (3 x 275 MW) and both units at Bellingham in New England (2 x 285 MW).

Gross turnover in North America increased to £315 million from £237 million in 2001 as new capacity was brought into commercial operation, but the impact was offset by weak wholesale pricing in our markets, particularly Texas. As a result of these lower prices our share of turnover from joint ventures decreased 22% to £60 million in 2002 from £77 million in 2001.

Profit before interest and tax in the region increased to £99 million from £93 million, reflecting the addition of new capacity and continued compensation payments from Alstom (both the manufacturer of the gas turbines and the principal construction contractor).

Assets in operation	Fuel	Gross capacity MW power	Net capacity MW power	Gross capacity MW heat	Net capacity MW heat
Hartwell, Georgia, US	Gas (OCGT)	310	155	–	–
Oyster Creek, Texas, US	Gas (Cogen/CCGT)	425	210	100	50
Hays, Texas, US[1]	Gas (CCGT)	1,100	1,100	–	–
Midlothian I and II, Texas, US[1]	Gas (CCGT)	1,650	1,650	–	–
Blackstone, Massachusetts, US[1]	Gas (CCGT)	570	570	–	–
Milford, Massachusetts, US	Gas (CCGT)	160	160	–	–
Bellingham, Massachusetts, US[1]	Gas (CCGT)	570	570	–	–
North America total in operation		**4,785**	**4,415**	**100**	**50**

[1] Capacity shown for these assets is the nameplate capacity.

Compensation income from Alstom in 2002 was £102 million (£80 million in 2001), which relates to income lost during the year as a result of delays in the construction programme and consequent unavailability of plant, in addition to payments to compensate for reduced output and efficiency achieved in the year.

Operating costs consist of both fixed operating costs, such as depreciation, payroll and property taxes, and variable operating costs, such as fuel. Our fixed cost base increased in line with the completion of the construction programme and variable costs tracked the profile of the physical output. We seek to minimise the impact of any potential increase in fuel prices, by locking in fuel supply at the same time that the output is contracted or sold.

Operationally, all assets performed well. In particular, our focus has been the performance of the Alstom GT24B turbines. Although output and efficiencies remain below the contractual guarantee figures, the plants have demonstrated enhanced output, better heat rate and a significant improvement in their reliability and flexibility.

Both of our key markets in the US, ERCOT (Texas) and NEPOOL (New England) exhibit summer peak demand, driven by air conditioning load. Accordingly, we focus attention on achieving high operational performance during this period. During the 2002 summer peak period, average availability of the GT24B turbine fleet was 95%.

In terms of greenfield development, we made substantial progress during the year in developing our proposed 540 MW gas-fired Brookhaven project on Long Island in New York. In October 2002, following a 15-month public review, the project received final approval from the New York State Siting Board. We are currently negotiating commercial contracts to enable the financing of the project in the expectation that we can commence construction of this power plant during 2003.

This strong operating performance, however, occurred in a very difficult market environment. The turmoil that followed the collapse of Enron led to a severe contraction in liquidity in the energy trading sector. This went hand in hand with a significant reduction in the number of creditworthy energy trading counterparties. This lack of liquidity in the market, combined with general overcapacity, and uncertainty created by the launch of new market designs for energy trading, had a negative impact on our key markets in the US (Texas and New England).

The US merchant market is now characterised by a sharp reduction in new plant development and construction. However, we expect pricing to remain weak in our markets as the last of the current build programme becomes operational. The pace of recovery in 2004 and beyond will depend on the extent to which existing generators withdraw uneconomic plant, and we welcome the early evidence of this in Texas. In this regard the current high price of natural gas in the US further reduces the economic viability of much of the high heat rate incumbent plant.

Our forward selling of output in the US is deliberately limited, as we do not lock in prices at this low level of the cycle. Where we see opportunities to add value and reduce risk, we forward contract, but we would need to see an improvement in forward prices before we significantly increase our contracted position.

Europe and Middle East

Assets in operation	Fuel	Gross capacity MW power	Net capacity MW power	Gross capacity MW heat	Net capacity MW heat
EOP, Czech Republic[1]	Coal/Gas	585	580	2,040	2,020
Deeside, UK[2]	Gas (CCGT)	500	500	–	–
Rugeley, UK	Coal	1,000	1,000	–	–
Elcogas, Spain	Gas (IGCC)	335	15	–	–
Pego, Portugal	Coal	600	270	–	–
Marmara, Turkey	Gas (CCGT)	480	160	–	–
Al Kamil, Oman	Gas (OCGT	285	285	–	–
Europe and Middle East total in operation		**3,785**	**2,810**	**2,040**	**2,020**

Assets under construction	Fuel	Gross capacity MW power	Net capacity MW power	Gross capacity desalination (MIGD)	Net capacity desalination (MIGD)
Shuweihat S1, UAE	Gas (CCGT)/ desalination MIGD	1,500	300	100	20

[1] *Gross capacity amount shown for EOP represents the actual net interest owned directly or indirectly by EOP.*

[2] *Half the generating capacity at Deeside was mothballed in March 2002.*

Gross turnover in Europe and Middle East decreased 16% to £440 million in 2002 from £521 million in 2001 reflecting the sale of Unión Fenósa Generacion (UFG) in mid 2001, partially offset by the acquisition of Rugeley (UK) at the same time.

Profit before interest, tax and exceptional items decreased to £109 million from £141 million in 2001. This was principally due to a weak merchant market in the UK and the sale of our interest in UFG, and was exacerbated late in 2002 by the loss of the TXU tolling contract at Rugeley in the UK, and the collapse of the boiler house roof at EOP in the Czech Republic.

Our cost profile in this region has undergone some significant changes, with Rugeley now responsible for the purchase of coal and the sale of power (functions previously undertaken by TXU Europe), and with the completion of our Al Kamil plant in Oman.

All assets in this region delivered solid underlying operational performance with Pego, Deeside and Marmara all consistently achieving high levels of availability.

In November 2002, we faced a major incident when the boiler house roof collapsed at one of EOP's combined heat and power plants. No one was injured in this incident, but due to the extent of damage to the boilers, it did result in the loss of power and heat supply at a critical time in the year for our customers. Our engineers set themselves an aggressive restoration plan and delivered a remarkable performance by restoring full heating service within eleven days and returning the plant to full output just four weeks after the incident.

We reported in December 2002 that as a result of TXU Europe Energy Trading Ltd entering administration, our tolling contract, which covered the full capacity of the Rugeley power station through to the end of 2005, was terminated. This triggered an entitlement to a termination payment and we continue to take all necessary steps to maximise recovery. While we feel that we are well positioned among creditors, we cannot yet accurately predict either the timing or the amount of such payments.

In March 2002, as a consequence of uneconomic wholesale electricity prices in England and Wales, we mothballed half the capacity (250 MW) at Deeside. Additionally, due to uncertainty on the timing of recovery in electricity prices, we also wrote down the value of Deeside by £45 million at the half year. For the same underlying reasons, and as a result of the termination of the tolling contract, we have written down the value of Rugeley by £58 million at the year-end.

In May 2002, construction commenced at the Shuweihat S1 power and water project (1,500 MW power, 100 MIGD water) site in Abu Dhabi. The construction programme continues to make good progress with more than six million man hours completed without a single Lost Time Accident. The primary power and water civil work is nearing completion, and the first of the five gas turbines has now been installed. The plant remains on course to start operation in the second half of 2004. Once operational, the power and water output from the facility will be sold to the Abu Dhabi Water and Electricity Company under a 20-year offtake agreement.

In the second half of 2002, construction of our 285 MW Al Kamil power station in Oman was completed. The entire capacity at Al Kamil is contracted under a 15-year power purchase agreement with the Omani Ministry of Housing, Electricity and Water.

Our Italian development programme continues with the dual objectives of securing fully permitted sites for the key projects, and of securing long-term offtake agreements. Progress has been slower than originally planned, principally driven by uncertainty on the design and implementation of the new market structure. We expect more clarity on this issue during 2003, and we remain focused on successfully delivering projects in Italy, which we continue to believe is an attractive long-term market for International Power.

In Portugal, Tejo Energia (of which we own 45% and are the largest shareholder) is developing an 800 MW CCGT plant, which would be located adjacent to the existing coal-fired Pego plant in central Portugal. Although in its early stages, the project is progressing well. Following the submission of the Environmental Impact Study last year, the public enquiry stage expired in January 2003 without any comments from the public. As with all new build projects, we are committed to securing long-term offtake agreements and discussions have already commenced with potential counterparties.

2002 has been a tumultuous year for the electricity market in England and Wales with wholesale prices dropping to extraordinarily low levels, resulting in severe financial strain on wholesale generators. The primary cause for the low prices is general oversupply, worsened by tight liquidity following the exit of many energy traders from the market. However, at the end of 2002 prices did strengthen for a short period as a result of winter peak demand, coinciding with uncertainty in the market created by the well publicised distress of companies such as British Energy and TXU Europe. Almost one third of installed capacity is either for sale or in the hands of the lenders. The pace of recovery will largely depend on what happens to this generation capacity, but recovery is unlikely to occur in 2003.

Apart from the UK, our highly contracted position, with proven offtakers, provides good visibility of earnings and cash-flow from the region.

In line with our US trading strategy, we are forward selling our output from Deeside and Rugeley on a relatively short-term basis only.

Australia

Assets in operation	Fuel	Gross capacity MW power	Net capacity MW power	Gross capacity MW heat	Net capacity MW heat
Hazelwood, Victoria	Coal	1,600	1,470	–	–
Synergen, South Australia	Various	360	360	–	–
Pelican Point, South Australia	Gas (CCGT)	485	485	–	–
Australia total in operation		**2,445**	**2,315**	**–**	**–**
Assets under construction SEAGas pipeline, 680 km from Victoria to South Australia		n/a	n/a	n/a	n/a

Our performance in Australia illustrates the merits of a geographically diverse asset portfolio. Our forward contracted position at Hazelwood and Pelican Point, together with greater profitability at the Synergen peaking plants, led to enhanced financial performance in the region. Turnover in Australia increased by 16% to £226 million from £194 million in 2001. Profit before interest and tax was up 40% to £101 million from £72 million in 2001. Our average price achieved in Victoria was approximately A$41 per MW hour, up approximately 17% on 2001. As we own our fuel supply at Hazelwood (our largest plant in Australia), this translates directly into improved profitability.

During the year we made significant progress on the SEAGas pipeline project in which we have a 33% equity interest together with TXU Australia and Origin Energy. Construction of the pipeline from western Victoria to Adelaide is well underway with over 200 km of pipe now installed. This project not only helps to secure our future gas supplies at more competitive prices, but also represents an attractive investment in its own right. In May 2002 the project achieved financial close. The pipeline remains on track to start operation in the first quarter of 2004.

In Australia we are benefiting from our forward contracted position and continue to be largely contracted for the remainder of 2003.

Left: Shuweihat SI, UAE
Right: Al Kamil, Oman




"Jaideep is our regional technical advisor, and provides technical expertise for all of our development, construction and operational activities throughout the Middle East."

Jaideep Sandhu
Abu Dhabi



Rest of World

Assets in operation	Fuel	Gross capacity MW power	Net capacity MW power	Gross capacity MW heat	Net capacity MW heat
HUBCO, Pakistan	Fuel Oil	1,290	330	–	–
KAPCO, Pakistan	Gas/Oil (CCGT)	1,600	575	–	–
Malakoff, Malaysia[1]	Gas (OC/CCGT)	1,705	325	–	–
Shijiazhuang Yong Tai, PRC	Coal(Cogen)	15	10	90	65
Pluak Daeng, Thailand	Gas(Cogen)	110	110	20	20
Rest of World total in operation		**4,720**	**1,350**	**110**	**85**

[1] *Gross capacity amount shown for Malakoff represents the actual net interest owned directly or indirectly by Malakoff.*

Gross turnover decreased to £148 million from £151 million in 2001. Profit before interest, tax and exceptional items increased to £108 million from £48 million last year. The principal driver behind this growth was the commencement of regular dividend receipts from Kot Addu Power Company (KAPCO) and Hub Power Company (HUBCO) in Pakistan. We continue to maintain close working relationships with the Water and Power Development Authority, our customer for both companies.

At KAPCO, dividend payments of £42 million relating to the settlement of prior year receivables were treated as an exceptional item due to their non-recurring nature.

All assets in this region delivered good operational performance. A highlight was our Pluak Daeng plant in Thailand that delivered robust financial and operational performance (98% availability) and also received ISO 14001 Environmental Management accreditation in 2002.

In Malaysia, the ongoing 650 MW plant expansion at Malakoff's Lumut site was completed in 2002. The final 230 MW of capacity commenced combined cycle operation in November, approximately three months ahead of schedule. Malakoff's total installed capacity is now 1,705 MW (gross), all of which is contracted under long-term power purchase agreements with Tenaga Nasional Berhad.

We have long-term power purchase agreements for each of our plants in this region and therefore financial performance is not subject to fluctuations in energy prices.

OUTLOOK

Two of our key merchant markets (US and UK) are at a low point in their cycles, with oversupply driving wholesale prices to uneconomic levels. Further removals of inefficient capacity are required to initiate any price recovery. There are indications that such removals of inefficient capacity will occur but not so quickly as to cause a significant improvement in power prices during 2003.

We remain focused on operational excellence and fiscal discipline. With respect to 2003, based on consistent assumptions of no acquisitions, no significant price recovery in Texas, New England and the UK, recurring Pakistan revenue, and no currency translation effects, our earnings per share guidance remains in the range of 9p to 11p.

Left: Pluak Daeng, Thailand
Right: Midlothian, US




CORPORATE

The Group operates from a corporate office in London, and a small engineering office in Swindon, where corporate and business functions are based to support our worldwide operations. Continued control resulted in the cost of providing these services being contained at £29 million (2001: £28 million).

In addition, the Group operates regional business support offices in the US, Australia, the Czech Republic, Spain, Italy, Japan and the UAE.

These offices vary in size dependent on the scale of operations in the region, and apart from the US and Australia, are primarily focused on business development. Our US business has been supported from offices in Houston, Texas and Marlborough, Massachusetts. In 2002 it was decided to combine these activities in Marlborough and significant progress has been made in achieving this consolidation. The majority of the one-off costs associated with this consolidation were incurred in 2002 and should give rise to operational and cost efficiencies in future years.

Exceptional items

During the year the Group recorded the following three operating exceptional items:

- the write down of the Deeside plant by £45 million;

- the write down of the Rugeley plant by £58 million;

- the recognition of dividend income of £42 million from KAPCO in Pakistan that relates to the settlement of prior year receivables.

The carrying values of our Deeside and Rugeley plants were reviewed following the sharp decline in both current and forward electricity prices in the UK. Deeside has been exposed to market prices since the offtake contract with Innogy terminated at the end of March 2002. As a response to these uneconomic wholesale prices, we mothballed half of the capacity (namely 250 MW) at that time.

Rugeley, on the other hand, has only been exposed to market prices since late November 2002, when the tolling contract with TXU Europe, (covering 100% of the power offtake, and 100% of the fuel supply to December 2005) was terminated. This termination was a result of TXU Europe being placed in administration.

The revised carrying values of the plants were determined by applying a risk adjusted discount rate of 8% to the post-tax cash flows expected from the plants over their remaining useful lives. A similar exercise was carried out on our US fleet following power price reductions in our principal US markets but this confirmed the current carrying value of this plant.

KAPCO resumed the payment of dividends in 2002. Dividends in 2002 were boosted by the collection of receivables relating to earlier periods – collection was a direct result of the settlement of the dispute between KAPCO and the government offtaker in 2001. A gross dividend of £73 million was received in 2002 (the first since 1998), of which £42 million related to the settlement of prior period receivables and has accordingly been treated as exceptional because of its non-recurring nature.

Net interest

Net interest payable for the year ended 31 December 2002 was £132 million. Corporate and subsidiary operations accounted for interest payable of £97 million comprising gross interest of £126 million on bonds, bank loans and overdrafts offset by £24 million interest receivable and by capitalised interest of £5 million. Associated companies and joint ventures incurred net interest payable of £35 million. Consolidated interest cover was 2.9 times (excluding exceptional items), which is comfortably within all banking and credit rating covenants.




Left: Hays, US
Right: SEAGas pipeline, Australia

FINANCIAL POSITION AND RESOURCES

Liquidity

A summary of the Group cash flow is set out below:

	Year ended 31 December 2002 £m	Year ended 31 December 2001 £m	Nine months ended 31 December 2000 £m
Operating profit (pre joint ventures and associates) – post exceptionals	105	163	59
Impairment of plant	103	–	–
	208	163	59
Depreciation and amortisation	112	95	40
Dividends from joint ventures and associates	84	59	21
Dividends received from fixed asset investments – ordinary	31	–	–
Movement in working capital and provisions	(44)	16	(109)
Operating cash flow	**391**	333	11
Capital expenditure – maintenance	(48)	(48)	(36)
Tax and interest paid	(108)	(106)	(54)
Exceptional items:			
Dividends received from fixed asset investments	42	–	–
Australian refinancing charges	(25)	–	–
Free cash flow	**252**	179	(79)
Capital expenditure – growth	(98)	(358)	(540)
Acquisitions and disposals	(144)	318	(42)
National Power dividend	–	–	(116)
Foreign exchange, hedging and other	75	35	(33)
Movement in net debt	**85**	174	(810)
Opening net debt	(897)	(1,071)	(261)
Closing net debt	**(812)**	(897)	(1,071)

Operating cash flow for the year ended 31 December 2002 increased by 17% to £391 million as compared to £333 million for the year ended 31 December 2001. The principal drivers include strong operating profit performance, an increase in dividend receipts from joint ventures and associates and the resumption of dividends from KAPCO. Capital expenditure on projects designed to maintain the operating capacity of our power stations was in line with the expenditure incurred in the previous year, reflecting the recurring and on-going nature of this expenditure. Capital expenditure to increase our operating capacity amounted to £98 million as compared to £358 million for the year ended 31 December 2001. This programmed reduction in our capital expenditure reflects the progressive completion of our new build capacity in Massachusetts and Texas.

Net interest of £88 million (2001: £105 million) was paid in the year reflecting a small reduction in average debt levels over the course of the year, together with a slightly lower average cost of debt. Net tax payments in the year were £20 million (2001: £1 million). Acquisitions and disposals include a final payment of £133 million to TXU Europe in respect of the acquisition of our 1,000 MW Rugeley power station in the UK.

Balance sheet

A summarised, re-classified presentation of the Group balance sheet is set out below:

	31 December 2002	31 December 2001 (Restated)	31 December 2000 (Restated)
	£m	£m	£m
Fixed assets			
Intangibles and tangibles	**2,474**	2,643	2,209
Investments	**507**	509	818
Total fixed assets	**2,981**	3,152	3,027
Net current liabilities (excluding short term debt)	**(138)**	(320)	(117)
Provisions and creditors over one year	**(262)**	(238)	(245)
Net debt	**(812)**	(897)	(1,071)
Net assets	**1,769**	1,697	1,594
Gearing	**46%**	53%	67%
Debt capitalisation	**31%**	35%	40%

Net assets at 31 December 2002 increased £72 million to £1,769 million, as compared to £1,697 million at the end of the previous year. This reflects the underlying profitability of the Group at £113 million, partially offset by £42 million reflecting the impact of foreign exchange (net of deferred tax) on the net investment in foreign entities and their related borrowings.

Net debt at 31 December 2002 of £812 million is down from £897 million at 31 December 2001, reflecting the strong operating cash flow of the business and the positive impact of the translation of debt denominated in foreign currencies, which amounted to £98 million over the course of the year. Net debt at 31 December 2002 is shown net of facility fees of £27 million, which have been capitalised and offset against the debt in accordance with accounting standard FRS 4.

Net debt and capital structure

Group net debt at 31 December comprised:

	2002 £m	2001 £m	2000 £m
Cash and liquid investments	**842**	643	107
Euro dollar bonds	**(37)**	(41)	(91)
Convertible bond	**(231)**	(248)	(235)
Other loans – recourse	**–**	–	(308)
Loans – non-recourse	**(1,386)**	(1,251)	(544)
	(812)	(897)	(1,071)

The above net debt of £812 million excludes the Group's share of joint ventures' and associates' debt of £503 million (2001: £487 million). These obligations are generally secured by the assets of the respective joint venture or associate borrower and are not guaranteed by International Power plc or any other Group company. In view of the significance of this amount, it has been disclosed separately.

The Group has sufficient credit facilities in place to fund and adequately support its existing operations and to finance the purchase of new assets. These facilities comprise a revolving credit facility for US$540 million (expiry October 2004), a committed bilateral facility for US$30 million (expiry October 2004), a fixed rate Euro dollar bond of US$60 million (maturing December 2003) and a convertible bond for US$357 million (maturing November 2005 but with bondholders having the right to 'put' the bond back to the Group in November 2003). In addition, the Group has uncommitted bilateral credit lines from various banks at its disposal at the corporate level.

Secured non recourse finance

The Group's financial strategy is to finance its assets by means of limited or non-recourse project financings at the asset or intermediate holding company level, wherever this is practical. As part of this strategy, it refinanced its Hazelwood Power plant in Australia in 2002, rolling over and significantly extending the maturity of the A$1.2 billion debt facility associated with this asset. In addition, the Group raised non-recourse facilities of £175 million to support the acquisition and operation of its 1,000 MW Rugeley plant acquired in 2001.

At Rugeley, the fact that TXU Europe was placed into administration and thereby terminated our tolling contract, is in itself an event of default for our non-recourse term debt of £160 million.

In the US, following a small number of refuted technical events of default, we are in discussions with our bank group. These claimed events of default principally relate to the availability of insurance cover for terrorism (which has now been obtained but was not generally available post 11 September 2001) and claimed failure to elect early completion of performance recovery periods.

We believe we have constructive and acceptable plans in place to resolve all issues to the mutual benefit of both International Power and the banks. Until these issues are formally resolved and documented, the debt at Rugeley and American National Power (ANP) is reported as current non-recourse debt in our accounts. The maturity of thedebt will be redesignated when these discussions reach successful conclusion.

In the US, our wholly owned subsidiary, ANP, has an investment grade credit rating. This rating is currently under review by Moody's who are expected to report in the near future.

In line with all non-recourse finance, any support to either of these facilities would be entirely discretionary, and would not have a material impact on the Group's liquidity or investment capability.

Corporate and Group debt

In December 2003 the US$60 million Euro dollar bond matures. We intend to meet this obligation through the use of cash resources, drawing down on bank lines or issuing new fixed rate debt depending on market conditions at the time.

In November 2003, investors in our convertible bond have the right to 'put' the bond back to the Group. As the conversion exercise price is substantially above the present share price, it is likely that the bondholders will exercise this right. We are currently examining all our options to meet this obligation. We have more than sufficient liquid funds to meet this 'put', but we may issue a new instrument, amend the existing convertible bond or issue new fixed-rate debt depending on market conditions at the time.

On 31 December 2002, we had aggregated debt financing of £1,654 million denominated principally in US dollars, Australian dollars, sterling, Thai bahts and Czech koruna. Of this amount, £1,078 million and £39 million is due for repayment within 2003 and 2004 respectively, with the majority of the remaining balance due after 2007. This short term debt includes the US and Rugeley debt. We believe we have constructive and acceptable plans to resolve all issues to the mutual benefit of both International Power and the banks such that a substantial portion of the £1,078 million will be redesignated as due in more than five years.

At 31 December 2002, 77% of our borrowing was at fixed rates after taking account of interest rate swaps. The weighted average interest rate of the fixed rate debt was 6%.

Left: Hartwell, US
Right: Pego, Portugal




TREASURY AND COUNTERPARTY RISK POLICY

Treasury policy seeks to ensure that adequate financial resources are available for the development of the Group's business whilst managing its currency, interest rate and counterparty credit risks. The Group's treasury policy is not to engage in speculative transactions. Group treasury acts within clearly defined guidelines that are approved by the Board. The major areas of treasury activity are set out below.

Currency translation exposure

In common with other international companies, the results of the Group's foreign currency denominated operations are translated into sterling at the average exchange rates for the period concerned. The balance sheets of foreign operations are translated into sterling at the closing exchange rates. This translation has no impact on the cash flow of the Group. In order to hedge the net assets of foreign operations, borrowings are generally in the same currency as the underlying investment. The Group aims to hedge a reasonable proportion of its non-sterling assets in this way.

For major currencies, it is our policy not to hedge currency translation through foreign exchange contracts or currency swaps.

Average and year end sterling rates for major currencies which are significant to the Group were:

	Average 2002	Average 2001	At 31 December 2002	At 31 December 2001
US dollar	**1.50**	1.44	**1.61**	1.46
Australian dollar	**2.78**	2.79	**2.86**	2.84
Euro	**1.59**	1.61	**1.53**	1.63
Czech koruna	**49.16**	54.94	**48.42**	52.57

Currency transaction exposure

This arises where a business unit makes actual sales and purchases in a currency other than its functional currency. Transaction exposure also arises on the remittance from overseas of dividends or surplus funds. The Group's policy is to match transaction exposure where possible, and hedge remaining transactions as soon as they are committed, by using foreign currency contracts and similar instruments.

Short-term deposits

Surplus funds are placed for short periods in investments that carry low credit risk and are readily realisable in major currencies.

Interest rate risk

The Group's policy is to fix interest rates for a significant portion of the debt (77% as at 31 December 2002). Where project finance is utilised, our policy is to align the maturity of the debt with the contractual terms of the customer offtake agreement. Where appropriate, the Group will fix interest rates using forward rate or interest rate swap agreements. Significant interest rate management programmes and instruments require specific approval of the Board.

Counterparty credit risk

The Group's policy is to manage its credit exposure to trading and financial counterparties within clearly defined limits. Energy trading activities are strictly monitored and controlled through delegated authorities and procedures, which include specific criteria for the management of counterparty credit exposures in each of our key regions. Counterparty exposure via customer offtake agreements is monitored and managed by the local asset team with assistance from Group treasury where appropriate. In addition, Group treasury manages the Group wide counterparty credit exposure on a consolidated basis, with the active and close involvement of the Global Risk Manager. Financial counterparty credit exposure is limited to relationship banks and commercial paper with strong investment grade credit ratings.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the UK. As such, we are required to make certain estimates, judgements and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements; the reported amounts of revenues and expenses during the periods presented and the related disclosure of contingent assets and liabilities.

On an ongoing basis, we evaluate our estimates using historical experience, consultation with experts and other methods considered reasonable in the particular circumstances to ensure full compliance with UK GAAP and best practice. Actual results may differ significantly from our estimates, the effect of which is recognised in the period in which the facts that give rise to the revision become known.

Our Group accounting policies are detailed on pages 55 to 56. The table opposite identifies the areas where significant judgements are required, normally due to the uncertainties involved in the application of certain accounting policies.

Of the accounting policies identified in the table a discussion follows on the policies we believe to be the most critical in considering the impact of estimates and judgements on the Group's financial position and results of operations.

Accounting policy	Judgements/uncertainties affecting application
Consolidation policy – trade investments, associates, joint ventures and subsidiaries	Determination of the extent of influence the Group has over the operations and strategic direction of entities in which it holds an equity stake.
Liquidated damages	Determination of the appropriate accounting treatment for receipts received from contractors.
Fixed asset valuation	Determination of trigger events indicating impairment and measurement of fair value using projected cash flows, together with risk adjusted discount rates, or other more appropriate methods of valuation.
	Determination of useful lives and residual value of assets.
Exceptional items	Determination of the transactions which require separate disclosure as exceptional items.
Tax provisions	Determination of appropriate provisions for taxation, taking into account anticipated decisions of tax authorities.
	Assessment of our ability to utilise tax benefits through future earnings.

Consolidation policy – significant influence

The determination of the level of influence the Group has over a business is often a mix of contractually defined and subjective factors that can be critical to the appropriate accounting treatment of entities in the consolidated accounts. We achieve influence through Board representation and by obtaining rights of veto over significant actions.

We generally treat investments where the Group holds less than 20% of the equity as trade investments. Trade investments are carried in the balance sheet at cost less amounts written off. Income is recorded as earned on the receipt of dividends from the investment.

Where the Group owns between 20% and 50% of the equity and has significant influence over the entity's operating and financial policies, we generally treat the entity as an associated undertaking or joint venture. Equally, where the Group holds a substantial interest (but less than 20%) in an entity and is able to exert significant influence over its operations, we treat it as an associated undertaking or joint venture. Conversely, although we generally treat a holding of more than 20% of the equity as an associated undertaking or joint venture, where the Group is unable to exert significant influence over the operations of the entity, we treat it as a trade investment. Associated undertakings and joint ventures are accounted for using the equity method of accounting, which involves including the Group's share of operating profit, interest and tax on the respective lines of the profit and loss account, and the Group's share of net assets within the fixed asset investments caption in the balance sheet. In addition, we provide voluntary disclosure of the amount of net debt held by these entities, although in accordance with UK GAAP, this net debt is not included in the consolidated balance sheet.

The Group generally consolidates entities in which it holds in excess of 50% of the equity and where it exerts control over the strategic direction of the entity. However, if the Group were to hold in excess of 50% of the equity but was unable to exert significant influence over the strategic direction or operations of the entity, we would account for the entity as an associated undertaking or joint venture.

Liquidated damages

The Group receives amounts from contractors in respect of the late commissioning and under performance of new power plants. The receipts that relate to compensation for lost revenue are treated as revenue when the compensation is due and payable by the contractor. Those receipts that relate to compensation for plants not achieving long-term performance levels specified in the original contracts are recorded as a reduction in the cost of the assets.

Left: KAPCO, Pakistan
Right: Malakoff, Malaysia




Fixed asset valuation

Tangible fixed assets

The original cost of greenfield-developed assets includes relevant borrowing and development costs:

- Interest on borrowings relating to major capital projects with long periods of development is capitalised during construction and written-off as part of the total cost over the useful life of the asset.

- Project development costs (including appropriate direct internal costs) are capitalised from the point that the Board confirms that it is reasonably certain that the project will proceed to completion.

Depreciation of plants is charged so as to write down the assets to their residual value over their estimated useful lives.

- Gas turbines and related equipment are depreciated over 30 years to a 10% residual value, unless the circumstances of the project or life of specific components indicate a shorter period or a lower residual value.

- Coal plant is considered on an individual basis.

Tangible fixed assets and fixed asset investments

Management regularly considers whether there are any indications of impairments of the carrying values of fixed assets or investments (e.g. the impact of current adverse market conditions). Impairment reviews are generally based on risk adjusted discounted future cash flow projections that inevitably require estimates of discount rates and future market prices over the remaining lives of the assets.

Exceptional items

Under UK GAAP, an item is considered exceptional if it derives from ordinary activities and is considered of such significance that separate disclosure is needed if the financial statements are to give a true and fair view. All exceptional items, other than those listed below are included under the statutory line-item to which they relate.

In addition, separate disclosure on the face of the profit and loss account is required for the following items:

- Profits or losses in the sale or termination of an operation.

- Costs of a fundamental re-organisation or restructuring having a material effect on the nature and focus of the Company's operations.

- Profits or losses on the disposal of fixed assets.

The determination of the transactions which are considered to be exceptional in nature is often a subjective matter.




Left: Hazelwood, Australia
Right: EOP, Czech Republic

"Paul is responsible for all aspects of the safe and efficient operation of one of a pair of coal-fired 500 MW generating units at Rugeley power station in the UK."

Paul Smith, Unit Team Leader
Rugeley, *UK*





Board of Directors

PETER GILLER (61)

Non-Executive Deputy Chairman

Peter joined International Power in April 2000 and served as Chief Executive Officer from October 2000 until his appointment as Deputy Chairman on 1 January 2003. He is also Non-Executive Chairman of A&A EIC Electricity Investment Company, Zurich.

ANTHONY (TONY) ISAAC (61)

Non-Executive Director

Tony became a Non-Executive Director of the Company in October 2000 and is the Senior Independent Director. He is the Chief Executive of The BOC Group plc and is a Non-Executive Director of Exel Group plc.

SIR NEVILLE SIMMS (58)

Chairman

Sir Neville become a Non-Executive Director of National Power in August 1998 and was appointed Chairman of International Power in October 2000. He is currently Chairman of Carillion plc, and a member of the President's Committee of the CBI. He was, until 31 May 2002, a member of the Court of the Bank of England.



JOHN (JACK) TAYLOR (64)

Non-Executive Director

Jack became a Non-Executive Director of the Company in October 2000. Serving today as a Managing Director of Caisse De Depot Et Placement Du Quebec, Jack has 36 years experience in private equity, project finance and international banking with The Chase and most recently with the Asian Development Bank as Director – Infrastucture, Energy and Financial Sectors Department West and Private Sector Group.

DAVID CRANE (44)

Chief Executive Officer

David joined the Company on 11 March 2000 from Lehman Brothers and became Chief Operating Officer in October 2000. David was appointed Chief Executive Officer of International Power in January 2003. He has responsibility for the overall management of the business and the delivery of its strategy.

ADRI BAAN (60)

Non-Executive Director

Adri became a Non-Executive Director of the Company in June 2002. He was previously CEO of Philips Consumer Electronics, Member of the Board of Management. He is currently on the Boards of ASMI, KVWS, ICI PLC, KASBank NT Trust Office, Wolters Kluwver, Port Authority of Singapore and Hesse Noord Natie Port of Antwerp.

PHILIP COX (51)

Chief Financial Officer

Philip joined the Company on 1 May 2000 from Invensys plc and became an Executive Director in October 2000. His responsibilities include finance, tax and treasury. He is a Non-Executive Director of Wincanton plc.

Details of Board committees and their membership are set out on pages 25-26

"Kitty, in the Thai Finance Group, has been responsible for setting up and operating a successful billing system for our customers, using a combination of IT systems and personal face-to-face contact."

Khun Kannika 'Kitty' Henruysa
Thailand



Corporate governance

PRINCIPLES OF GOOD GOVERNANCE

International Power is committed to high standards of corporate governance. In line with the Rules of the UK Listing Authority, the following report explains how the Group has applied the 'Principles of Good Governance' and Code of Best Practice contained in the Combined Code and reports the Group's compliance with the provisions contained in the Code.

The Board

The Board met on seven occasions during the year. A balance between Executive and Non-Executive Directors underpinned the effectiveness of the Company's Board. In addition to the Chairman, the Board currently consists of two Executive Directors and four Non-Executive Directors. For 2002 the Board consisted of the Chairman, three Executive Directors and three Non-Executive Directors.

Three Non-Executive Directors (Tony Isaac, Jack Taylor and Adri Baan) are considered to be independent. Peter Giller is not deemed to be independent owing to his previous role as Chief Executive Officer of the Company.

In accordance with the Combined Code and the Company's Articles of Association, all Directors submit themselves for re-election at least every three years and newly appointed Directors are subject to election by shareholders at the first opportunity after their appointment. Newly appointed Directors receive comprehensive briefing, and training where appropriate, on the Company and their roles, to ensure that they are fully conversant with their responsibilities.

The Board has responsibility for defining strategy, ensuring the successful implementation of approved projects/proposals and for the financial policies of the Group. It maintains a schedule of all matters requiring specific Board approval. Throughout 2002 this included all strategy decisions and significant capital investment proposals.

The Board receives information on capital expenditure projects and investment proposals in advance of Board meetings, as well as management reports on the operational and financial performance of the business. Financial performance is monitored on a monthly basis and the overall performance of the Group is reviewed against approved budgets.

All of the Directors have access to the advice and services of the Company Secretary and to independent advice should they so wish.

The Company has established the following committees: the Audit Committee, the Remuneration and Appointments Committee and the Risk Committee.

The Audit Committee (comprising the Chairman and all independent Non-Executive Directors) is responsible for selecting and fixing the remuneration of the external auditors. The Committee also ensures policies and procedures are in place to ensure the external auditors remain independent. In addition to reviewing the Group's accounts, results announcements, risk management and accounting policies, the Committee monitors the effectiveness

Left: Bellingham, US
Right: Milford, US





of internal control systems for the Board. The Committee monitors the work of the internal audit function and its progress against the Group's annual internal audit plan, and also reviews reports from the external auditors. The Audit Committee meets at least three times a year. The Chairman of the Audit Committee is Tony Isaac. He is a fellow of the Chartered Institute of Management Accountants and, before becoming Chief Executive of The BOC Group plc, was its group finance director.

The Remuneration and Appointments Committee (comprising the Chairman and all independent Non-Executive Directors) was responsible throughout 2002, on behalf of the Board, for monitoring the performance of the Executive Directors of the Company against targets and making recommendations to the Board on remuneration, appointments and matters of management succession. Dennis Hendrix was Chairman of the Committee until his retirement as a Director on 23 May 2002, at which time Sir Neville Simms chaired the Committee until Adri Baan succeeded him in 2003. The Remuneration and Appointments Committee met six times during the year.

From January 2003, separate Remuneration and Appointments Committees, comprising all independent Non-Executive Directors and the Chairman, have been established and are chaired by Adri Baan and Sir Neville Simms respectively.

The Risk Committee (comprising the Chief Executive Officer, the Chief Financial Officer and senior managers) has responsibility, on behalf of the Board, for monitoring the effectiveness of the Group's risk management arrangements. The Committee is also responsible for monitoring health, safety and environmental performance in the Group, although a separate management committee is being established to oversee these issues. The Chairman of the Risk Committee is Philip Cox.

Relations with shareholders

The Board is accountable to shareholders for the performance and activities of the Group.

International Power ensures that its Annual General Meeting (AGM) provides shareholders with an opportunity to receive comprehensive information on all aspects of the Group's business activities, and to question senior management about business issues and prospects.

All proxy votes are counted and the level of proxy votes lodged for each resolution is reported at the AGM. In line with best practice, the Company aims to ensure that the Notice of the AGM and the Annual Report are sent to shareholders at least 20 working days before the AGM.

International Power also runs, within the terms of the regulatory framework, frequent contact programmes with institutional investors, to discuss matters of strategy and financial performance. All results presentations and all Stock Exchange announcements are available to shareholders on the Company's website, www.ipplc.com, in the investor relations section.

Accountability and audit

The Board is mindful of its responsibility to present a balanced and understandable assessment of International Power's financial position and prospects, in all reports, both to investors and regulatory authorities. *The Annual Report,* interim and quarterly results are the principal means of achieving this objective.

An explanation of the respective responsibilities of the Directors and auditors in connection with the financial statements is set out on page 49. The Directors set out on page 48 the basis for their view that the Group is a going concern.

During 2002 the Board carried out a review of its performance. This review will take place on an annual basis.

Internal control

The Board has responsibility for the Group's system of internal control and for monitoring and reviewing its effectiveness.

Systems are in place to meet the requirements of the Combined Code and the Turnbull Guidance.

Any system of internal control is designed to manage, rather than eliminate, the risk of failure to achieve business objectives. The system can only provide reasonable, and not absolute, assurance against material financial misstatement or loss. The principal features of the Group's systems of internal control are:

Control environment

The Board encourages a culture of integrity and openness. The Company has an organisational structure with clear lines of accountability and authority across its worldwide operations, supported by appropriate reporting procedures. Each of the regional businesses is accountable to the Chief Executive and is managed within the strategic guidelines and delegated authorities adopted by the Board.

Control procedures

Control procedures have been established in each of the Company's operations to safeguard the Group's assets from loss or misuse and to ensure appropriate authorisation and recording of financial transactions. Risk management procedures are in place for the Company's operations, including its energy marketing and trading activities, which are overseen by the Global Risk Manager. The Group treasury function operates under defined policies and the Treasury Committee, chaired by the Chief Financial Officer, monitors its activities. All acquisition and investment decisions are subject to disciplined investment appraisal processes.

Performance reporting and information

Corporate plan Executive management submits an annual corporate plan to the Board for approval. The plan for each business unit is the quantified assessment of its planned operating and financial performance for the next financial year, together with strategic reviews for the following four years. Group management review the plans with each operational team. The individual plans are based on key economic and financial assumptions and incorporate an assessment of the risks and sensitivities underlying the projections.

Performance monitoring Monthly performance and financial reports are produced for each business unit, with comparisons to budget. Reports are consolidated for overall review by executive management, together with forecasts for the profit and loss account and cash flow. Detailed reports are presented to the Board on a regular basis.

Performance review Each business unit is subject to a performance review with group management regularly during the year. Actual results are compared to budget and to financial forecasts. Key operational and financial results are reviewed together with the risk profile and business environment of the reporting unit.

Investment projects These are subject to formal review and authorisation procedures with designated levels of authority, including a review by an investment appraisal committee comprising the Executive Directors and senior managers. Major projects are subject to Board review and approval.

Risk identification and management

There is a continuous process for identifying, evaluating and managing the key risks faced by the Company. Activities are co-ordinated by the Risk Committee, which has responsibility for ensuring the adequacy of systems for identifying and assessing significant risks, that appropriate control systems and other mitigating actions are in place, and that residual exposures are consistent with the Company's strategy and objectives. Assessments are conducted for all material entities.

As part of the annual business planning process, the key risks associated with achievement of principal objectives are identified and their impact quantified. During the year, significant changes in the risk profile are highlighted through the business performance reports. The principal risks are reviewed by the Risk Committee, which provides reports to the Board and the Audit Committee.

Energy marketing and trading

The principal objective of the Group's energy marketing and trading operations is to maximise the return from selling the physical output of its plants.

For each of the businesses that operate in merchant energy markets, local risk committees have been established to oversee the management of the market, operational and credit risks arising from the marketing and trading activities. These committees are chaired by the Global Risk Manager and comprise Executive Directors and senior managers.

The Group hedges its physical generating capacity by selling forward its electrical output, and purchasing its fuel input, as and when commercially appropriate and within approved control limits. This is accomplished through a range of physical offtake and supply arrangements. Our limited proprietary trading operations use a range of financial and physical products.

Energy market risk on our asset and proprietary portfolios is measured using value at risk and other methodologies. Value at risk provides a fair estimate of the net losses or gains which could be recognised on our portfolios over a certain period and given a certain probability; it does not provide an indication of actual results. It is routinely checked for accuracy against actual movements in the portfolio value. In addition to using value at risk measures, we perform scenario analyses to estimate the economic impact of sudden market movements on the value of our portfolios. This supplements the value at risk methodology and captures additional market risks.

Monitoring

The Board reviews the effectiveness of established internal controls through the Audit Committee, which receives reports from management, the Risk Committee, the Group's internal audit function and the external auditors on the systems of internal control and risk management arrangements.

Internal audit reviews the effectiveness of internal controls and risk management through a work programme which is based on the Company's objectives and risk profile and is agreed with the Audit Committee. Findings are reported to operational and executive management, with periodic reporting to the Audit Committee.

Left: Deeside Education Centre, UK
Right: Malakoff, Malaysia




Business unit managers provide annual self-certification statements of compliance with procedures. These statements give assurance that controls are in operation and confirm that programmes are in place to address any weaknesses in internal control. The certification process embraces all areas of material risk. Internal Audit reviews the statements and reports any significant issues to the Audit Committee.

Compliance with the Combined Code

On 1 October 2000 Peter Giller became Chief Executive Officer on a fixed three-year service contract. This contract was terminated on 31 December 2002. During the period of Peter Giller's service as Chief Executive Officer, the Board considered that the service contract was appropriate given the stage of the Company's development and Peter Giller's experience and knowledge of the market in which the Group operates. His remuneration was paid entirely in shares as described in the remuneration report.

On 1 January 2003, Peter Giller became Deputy Chairman and a Non-Executive Director. This contract can be terminated by the Company on or after 31 December 2003. On termination Peter Giller is entitled to enter into a two-year consultancy

contract with the Company. The Board considers that this arrangement is appropriate as it ensures Peter Giller's experience and knowledge are still available to the Company.

In all other respects, the Company has complied with the provisions of the Combined Code throughout the period of the review.

Future developments

We have reviewed the reports from Derek Higgs on the role and effectiveness of Non-Executive Directors and from the Financial Reporting Council led by Sir Robert Smith on audit committees, both of which were published recently and after our year end. We believe that our present governance arrangements meet many of the recommendations of the reports and most of the exceptions simply require the inclusion of further information within our *Annual Report* or would require small changes to achieve compliance.

The compositions and roles of our Board committees meet the requirements of the Higgs and Smith reports in most respects, although the Chairman currently leads the Appointments Committee and all Non-Executive Directors are members of each of the committees. The Higgs Report recommends that the Appointments

Committee should be chaired by an independent Non-Executive Director and that no one Non-Executive Director should sit on all three principal Board committees. The Higgs Report, however, recognises that practical considerations mean that compliance with certain recommendations may take time to achieve.

The recommendations of the Higgs Report are expected to be incorporated in the Combined Code and we will make the necessary disclosures in our next *Annual Report*.




Left: Hartwell, US
Right: Hazelwood. Australia

"Dan is responsible for contracting the output and managing the pool market operations of our South Australian assets, Pelican Point and Synergen."

Dan Foster, Trading Officer
Melbourne, Australia



"Jirí and Jirina were both part of the team that successfully handled the investigation into the collapse of the roof of the boiler house at EOP."

Jirí Zuscic, a member of the Technical Department and Jirina Bóriková, translator
EOP, Czech Republic



Corporate social responsibility

GENERATING RESPONSIBLY

International Power is committed to conducting business in a responsible manner wherever we operate. Since our formation in 2000, we have put the highest emphasis on environmental, health and safety performance, and on valuing our shareholders, customers, employees, neighbours and suppliers. As an electricity generator, we see corporate social responsibility (CSR) as being an integrated approach to managing environmental, health and safety (EH&S), employee, community and ethical issues.

We have previously reported on our EH&S performance for 2000 and 2001. For 2002, the scope of reporting has been broadened to include all of our CSR issues.

In last year's *Annual Report*, we made a commitment to seek to comply with guidelines produced by the Association of British Insurers (ABI)[1] for reporting on CSR issues. The decision reflected an increasing interest amongst our key stakeholders to be informed of our overall CSR performance including how we manage the associated risks and opportunities.

Stakeholders increasingly judge companies on their social and environmental performance. In recent years a number of indices have been developed to inform stakeholders, including pension fund managers and analysts, on how a company is performing over time and relative to other companies in their particular sector. In the UK, Business in the Community (BITC) is acknowledged as a leading index provider. In 2002 International Power took part in the first BITC Corporate Responsibility Index. The detailed performance feedback provided by BITC will form a key input to our work in improving our CSR performance in the coming year.

We take a risk-based approach to managing our CSR issues and this is consistent with the way in which we manage other business issues. This year our CSR management team has conducted a full analysis of the CSR issues facing International Power. This analysis is helping to drive our programmes for the future. In order to provide assurance that our policies are being properly implemented we will be further integrating these issues into our existing compliance audit programmes, which already cover the areas of EH&S.

The content of this report closely reflects the key issues identified within the ABI Guidelines. These issues are described in greater detail overleaf. For our full CSR report please visit our website at www.ipplc.com or write to the Company Secretary.

[1]*Association of British Insurers (ABI) "Investing in Social Responsibility" (October 2001)*

Left: Blackstone, US
Right: Synergen, Australia




"Our objective is to enhance shareholder value through the viable growth of our business in a socially responsible manner."

Environmental protection and efficiency

Power generation can have a significant environmental impact. In providing electrical energy to sustain modern society we recognise we must strive to implement environmental management systems at all our assets. During 2002, we had four minor reportable incidents across all our assets, none of which incurred regulatory action. We continue to seek ways of reducing our environmental impact through improvement in operational practices and the introduction of new technologies.

We recognise climate change as being a key business issue for the future. As society's attitude to fossil-sourced emissions changes, together with the introduction of the EU Emissions Trading Scheme, we anticipate there will be an increasing impact on our business. As part of our management process, data on our most significant environmental impacts, including carbon dioxide (CO_2) emissions, will continue to be monitored and reported annually as Key Performance Indicators (KPIs). Details of our other emissions can be found on our website. *Figure 1* illustrates the emissions of CO_2 per kilowatt-hour resulting from our power generation activities over the last three years.

We strive to make our power stations as efficient as possible and to ensure, through proper maintenance practices, that they are available to operate whenever required.

Figure 1 Total CO_2 emissions from International Power's power stations



Cleaner power stations
Blackstone and Bellingham, US

A number of our power stations, including Blackstone and Bellingham, are now some of the cleanest in the US. Our use of Best Available Control Techniques (BACT) has meant that we now emit some of the lowest levels of oxides of nitrogen (NOx) in the US.

The power stations use low NOx burners and selective catalytic reduction (SCR) which allows them to operate within their permit NOx levels of two parts per million.



Employee rights and human rights

It is the policy of International Power to ensure that all employees or applicants are given equal opportunities regardless of race, colour, religion, sex, marital status, sexual orientation, age and physical or mental condition when unrelated to job performance.

We support the Universal Declaration of Human Rights (UNDHR) and will apply its principles throughout our workforce. This commitment extends to ensuring that the health and safety of our employees and the environment, in which they live and work, is actively managed.

Health and safety

In the last two years several of our plants have received Royal Society for the Prevention of Accidents (RoSPA) Gold Awards for their health and safety performance, including Hub in Pakistan, Deeside and Rugeley in the UK and Pego in Portugal. We value such awards very highly and encourage all our facilities to seek the same high level of recognition.

As in previous years our standards of health and safety continue to be high and are considered a critical aspect of our operations. We will continue to review our policies and reporting requirements. We issued a revised health and safety policy in February 2003 and have introduced additional specific KPIs for 2003.



Figure 2 International Power
charitable donations

Community involvement

We consider the communities in which we operate to be one of our most important stakeholder groups and we strive to interact both locally and proactively with them. Our community involvement is targeted to improve economic, environmental and social well being in qualitative and quantitative terms. Our contributions are through leadership, by initiating and steering community projects or in the form of donations of time, cash, equipment or facilities. These initiatives include:

- funding free 'eye camps' to combat blindness (caused by cataracts) in the local community around Hub in Pakistan;

- education through industry schemes at Deeside and Rugeley in the UK;

- support for para-Olympians annual award ceremony in Midlothian, Texas, US.

During 2002 International Power and its majority-owned subsidiaries donated £455,000 to charitable causes. Companies in which International Power has a minority shareholding (associates) donated a further £215,000.

The Company also supported LEPRA, the Salvation Army, SCOPE, The Queen Elizabeth Trust and Sightsavers. The Company match-funded money raised by staff for charitable causes.

Figure 2 illustrates our KPI on spending in community initiatives as a percentage of our annual turnover for 2001 and 2002.

Bringing the land back to life
Pelican Point, Australia

Pelican Point's Ecological Restoration Project has made a significant contribution to the greening of 33 hectares surrounding the power station. Up until two years ago, it was a very windswept and lifeless environment as a result of previous industrial use. Since then, 25 native plant species have been reintroduced to the site.

Over 1,000 members of the local community have participated in the revegetation activities. The environment surrounding the site is now rapidly being transformed to establish primary habitat for the diverse range of wildlife found locally.

Learning for life
Balochistan, Pakistan

As part of our educational support programme and in conjunction with The Citizens Foundation (TCF) we are building a new primary and secondary school in Balochistan near to our HUBCO plant. This province is one of the poorest in Pakistan and has the lowest literacy rate.

The school will be run by TCF and will welcome its first primary children in April 2004. The secondary school will open in April 2005 and by 2008 we expect the school to have over 500 pupils.

Young Environmentalist of the Year Awards 2002

The Young People's Trust for the Environment is a charity which aims to encourage young people's understanding of the environment and the need for sustainability. Every year the charity holds a competition to raise awareness of the threat to the environment and how we may best preserve our fragile planet. Entrants are asked to submit a project relating to environmental and nature conservation issues.

This annual competition is open to children aged between 8-16, of employees from six participant companies including International Power. In 2002, a total of 80 young people entered from International Power, with the winners being flown to London with their families to collect their prizes at the awards ceremony in November.

This year's award winning projects covered: – endangered species – the giant panda and the cheetah (junior category) and European wasps as pests in Australia (senior category)



Bob Holness, Marnie Peterson (senior winner), David Crane, Katy Secombe, Rachel Maggiani (junior winner), Danny John Jules.

Ethical behaviour

In a climate of fierce competition, International Power has a business practice policy, which has been approved by the Board, and which is designed to ensure that we operate to the highest ethical standards. This policy covers:

- relations with officials and prospective business partners;
- business gifts and hospitality;
- conflicts of interest;
- proper financial control and accounting.

This policy and the associated procedures help us to ensure that we conduct our business in an ethical manner. Our combined compliance audit process gives us assurance that these arrangements are effective.

2003 targets

- We will continue to encourage and support all our assets to operate to the principles of, and be certified to, ISO 14001 (the international environmental management system standard) by December 2004. Certification to recognised standards for health and safety, and quality management systems will also be encouraged.

- We will seek to understand better the ethnic, gender and age dynamics of our workforce.

- We will further integrate CSR issues into our existing audit programmes.

- During 2003, at each asset we will:
  - set targets for group discussions about safety issues in the work place – 'toolbox talks';
  - set targets for periodic inspections of specific plant areas – 'safety walks';
  - review lost time incident frequency and set an appropriate reduction target;
  - review first aid treatments and set an appropriate reduction target.

Employees

International Power operates in an increasingly complex business environment. We place a high priority on the recruitment, retention and training of staff at all levels, whether employed by us directly or by any of our subsidiaries or associates. In particular, we operate an incentive-weighted compensation scheme which we believe rewards and develops staff on the following bases:

- **Achievement of tangible personal objectives:** annual targets are set for all personnel, calibrated at levels designed to ensure that individuals are able to contribute to the attainment of these objectives.

- **Professional and educational advancement:** we promote and facilitate mid-career training, internal and external seminars, personal development plans and other educational programmes. In addition, we encourage our staff to participate actively in their personal development and in relevant professional organisations.

- **Leadership:** we expect our staff to exercise leadership in their dealings with colleagues, partners, customers and other contract parties.

This all relies on a foundation of personal integrity. We endeavour to ensure that all of our staff conduct themselves, internally and externally, in a manner of the highest integrity.

Clear communication links with all staff are critical to enhance business and commercial awareness throughout our business. Corporate publications, the International Power website and intranet, employee awareness briefings from executive management and team briefings are all used to promote communications and an understanding of the development and application of policies and strategy. We use the latest technology to aid rapid communication with all staff around the world, as well as regularly holding Global Employee Forums.

Equal opportunities

The Group is committed to equal opportunities, both from a sense of social responsibility and also because it makes sound business sense to benefit from the wide-ranging knowledge and experience of individuals in all sectors of society. This commitment to equal opportunities means that decisions to appoint, reward, train, develop and promote are taken purely on the basis of skills and abilities, as matched against the requirements of the job. The Group values its reputation as a caring employer and seeks to attract and retain high calibre employees. Opportunities for training are given a high priority to ensure that all individuals can contribute to their own career development. This approach extends itself to the fair treatment of people with disabilities in relation to their recruitment, training and development.

Employee share plans

International Power has in place a number of share-based plans under which employees of the Group and its subsidiary companies may acquire Ordinary Shares in International Power plc. These plans form an integral part of the Group's strategy to provide appropriate reward and retention strategies for employees, to align employee and shareholder interests through incentive targets based on clear operational and financial criteria and to recruit, motivate and retain staff.





Left: Shuweihat SI, UAE
Right: EOP, Czech Republic

"During Steve's time in Australia, the business has developed into the leading independently owned generator. In the summer, he commences a new role as Regional Director, Europe, focusing on further development in this region."

Steve Riley
Melbourne, Australia



These employee share plans are:

- The Demerger Long-Term Incentive Plan (a one-off plan established at Demerger which is open to Executive Directors and a small number of senior managers).

- The 2002 Performance Share Plan (open to Executive Directors and a small number of senior managers).

- The International Power Approved Executive Share Option Scheme (a discretionary plan open to UK resident employees).

- The International Power Unapproved Executive Share Option Plan (a discretionary plan for UK-based employees).

- The Global Executive Share Option Plan (a discretionary plan for executives resident outside of the UK).

- The International Power Sharesave Plan (open to all UK resident employees).

- The International Power Global Sharesave Plan (open to employees in certain jurisdictions outside of the UK).

- The Share Incentive Plan (open to all UK resident employees).

- The Demerger Share Plan (open to UK employees employed by the Group as at Demerger).

All of the listed plans are currently in operation, except the Share Incentive Plan. In addition to these, during 2002 the Company also operated the Restricted Share Plan which was established at demerger for the purposes of Peter Giller's remuneration arrangements. This Plan ceased operation on 31 December 2002.

Executive Share Options have been granted to employees in four countries outside the UK and the Global Sharesave Plan is now in operation in three countries outside the UK. As the Group continues to grow and employee numbers continue to increase, we anticipate that the extension of share plans to overseas jurisdictions will continue apace.

Whilst Executive Directors are eligible to participate in all of the listed Plans, the currently serving Executive Directors only participate in the Demerger Long-Term Incentive Plan, the 2002 Performance Share Plan, the Approved and Unapproved Executive Share Option Plans and the International Power Sharesave Plan.

The vesting of any awards made under each of the Demerger Long-Term Incentive Plan and the 2002 Performance Share Plan and the ability to exercise options granted under the Approved and Unapproved Executive Share Option Plans and the Global Executive Share Option Plan are all subject to the satisfaction of performance conditions. Information on the relevant performance conditions for each award or option grant under each plan is given in the Directors' remuneration report. The exercise of options under the Sharesave Plan and the release of shares under the Demerger Share Plan, being all-employee plans, are not subject to any performance condition. The vesting of awards made under the Restricted Share Plan have not been subject to any performance condition.





Directors' remuneration report

For the financial year ended 31 December 2002, the setting of remuneration policy and the determination of the compensation of Executive Directors during 2002 was undertaken on behalf of the Board by the Remuneration and Appointments Committee. The Directors who served on the Committee during the year were Dennis Hendrix, Sir Neville Simms, Tony Isaac, Jack Taylor and Adri Baan (who became a Member of the Committee on appointment as a Director on 1 June 2002). Dennis Hendrix was Chairman of the Committee until his retirement as a Director on 23 May 2002, at which time Sir Neville Simms chaired the Committee until Adri Baan succeeded him in 2003. The Committee's terms of reference are summarised on page 26. The members of the Committee receive the fees described on page 44. They are not in receipt of any other benefits.

The Committee has access to external independent advice in relation to remuneration and appointments. During the year, it received specialist advice on Directors' and senior management remuneration and on the implementation of the Performance Share Plan 2002 and the International Power Global Executive Share Option Scheme from Towers Perrin, remuneration consultants. Towers Perrin did not undertake any other services on behalf of the Company during the year ended 31 December 2002.

In addition, it received advice from James Richards, Human Resources Director, with regard to all aspects of remuneration and appointments. Peter Giller, in his capacity as Chief Executive Officer, attended Committee meetings to report on Executive Directors' performance, other than his own.

This report to the shareholders by the Committee, on behalf of the Board, covers remuneration policy, (including information on share options, long-term incentive plans, Directors' service contracts, and Directors' pension benefits) Directors' aggregate remuneration and compensation and Directors' interests in the Company's shares.

REMUNERATION POLICY

The Company's remuneration policy for each Executive Director takes account of the changing nature of the business in both the UK and overseas. In order to compete with and meet these challenges, the Committee designed executive remuneration along the following principles:

- Total remuneration levels that will retain and motivate top quality executives.

- All remuneration packages have a significant performance-related element.

- Incentives are based on meeting specific, measurable performance objectives, and align executives rewards with creating value for our shareholders.

- Total remuneration packages that include significant opportunities to acquire International Power stock consistent with our strategy of re-investment and building a strong ownership culture.

This policy applies to the current year and the Committee intends to continue it for the foreseeable future, taking into account emerging market practice.

At the start of each financial year the Remuneration Committee establishes a framework of individual and corporate performance targets against which performance is measured.

Consideration is also given to remuneration levels in comparator companies both within the UK and internationally. The Committee also has regard to the pay of staff and management generally within the Group, to ensure that an appropriate balance is maintained in remuneration levels.

As part of its continued review of executive remuneration policy during 2002, and to assist with the succession management plan implemented on 1 January 2003, the Chairman consulted a number of the Company's principal institutional shareholders and other major institutional bodies regarding its executive remuneration arrangements. The Committee has incorporated these arrangements into the service agreements for David Crane and Philip Cox.

Left: Deeside, UK
Middle: Pelican Point, Australia
Right: Community playground, Hazelwood, Australia

"Sue manages communications for the Company.
This includes the production the *Annual Report*, arranging the
Annual General Meeting and other financial reporting events."

Sue Crane,
Communications Manager
International Headquarters



Elements of remuneration

Executive Directors receive a remuneration package aligned with short and mediumterm corporate and personal targets. The package comprises a market competitive base salary; performance related annual cash bonus; medium term share related incentives; pension benefits; and other benefits including a health care programme and a company car allowance.

With regard to the performance related elements of Executive Director remuneration packages, they are structured to provide a significant award for superior performance.

Main fixed and performance related elements of remuneration	
FIXED ELEMENTS	PERFORMANCE ELEMENTS
Base salary	Bonus
Pension	Demerger LTIP
Healthcare	Performance Share Plan
Car allowance	Executive Share Option Scheme

The International Power annual performance bonus is a non-pensionable cash payment for achieving targets set by the Board (including EPS, cash flow and other personal targets). The maximum annual bonus opportunity for Executive Directors was set at 50% of base salary for the performance year 1 January to 31 December 2002. For this period, the Committee awarded Executive Directors 40% of their earned salary, recognising both the significant corporate and personal achievements during the period 1 January to 31 December 2002.

With effect from 1 January 2003 the maximum annual bonus for Executive Directors has been increased to 60% of base salary for the performance year. Furthermore, in order to increase share ownership of Executive Directors, it is intended that the bonuses payable for the performance years 2003, 2004 and 2005 will be paid part in cash and part in shares.

Share plans for Executive Directors: Performance conditions

Demerger Long-Term Incentive Plan

Two separate performance conditions apply to the release of any awards made under this Plan. First, that the average of the closing mid-market prices of an Ordinary Share on the London Stock Exchange for the 60 consecutive dealing days immediately prior to the third anniversary of the Demerger Date must be equal to or greater than 152% of the Initial Price (the Initial Price having been fixed as being 295.175p per share (being the average of the mid-market price of an International Power Ordinary Share on the 20 dealing days immediately following the Demerger)). Secondly, the average annual growth in normalised earnings per share of the Company for the financial reporting period of the Company ending on 31 December 2000 to the end of the financial reporting period ending on 31 December 2003 must equal or exceed 7%.

Shares will vest subject to the Remuneration Committee being satisfied with the achievement of the performance conditions in line with the above. To date, no awards have been made in respect of this Plan.

2002 Performance Share Plan

The awards made under this Plan in 2002 will normally vest after the end of a three year period commencing on 1 January 2002 and ending on 31 December 2004 (the Performance Period). The performance condition that applies to the above awards is based on growth in normalised earnings per share (EPS growth). Under this condition, 30% of the award will vest after 31 December 2004 if average annual EPS growth over the Performance Period is not less than RPI+7%. 100% of the award will vest if average annual EPS growth over the Performance Period is equal to or greater than RPI+12%. Vesting will be prorated for EPS growth between these two points.

Left: Marmara, Turkey
Right: HUBCO, Pakistan




As part of the Company's succession management plan, a further award has been made in 2003 to David Crane and Philip Cox. These awards will normally vest after the end of a three year period commencing on 1 January 2003 and ending on 31 December 2005 (the performance period). The performance condition that applies to the above award is based on growth in normalised earnings per share (EPS growth). Under this condition, 30% of the award will vest after 31 December 2005 if EPS performance for the year ended 31 December 2005 is not less than 11.5p. 100% of the award will vest if EPS performance for the year ended 31 December 2005 is equal to or greater than 14p. Vesting will be prorated for EPS performance between these two points.

Shares will vest subject to the Remuneration Committee being satisfied with the level of achievement of the performance condition as outlined above.

Approved and Unapproved Executive Share Option Plans

Options granted to Executive Directors in 2002 will become exercisable if average annual EPS growth over the Performance Period (being 1 January 2002 to 31 December 2004) is not less than RPI+4%.

Options will become exercisable subject to the Remuneration Committee being satisfied that the performance condition outlined above has been achieved.

Selection of performance criteria

For the 2002 Performance Share Plan and the Approved and Unapproved Executive Share Option Plans, the performance conditions have been aligned with the key objective of growth in earnings per share of the Company.

For the Demerger LTIP, the performance conditions have been aligned with this same objective, together with growth in the Company's share price.

The Remuneration Committee has chosen EPS growth as the performance measure for its stock plans to ensure that there is an objective measure of relative performance and the Committee has decided to measure the relative growth in EPS against growth in the RPI index. This choice of EPS growth recognises that International Power is a UK-based company that operates almost entirely outside the UK, that there is no comparator group of companies against which the Company's performance can adequately be measured in terms of Total Shareholder Return (TSR), and that EPS is an objective financial measure that can be tracked. Whilst the Committee recognises that this is not a measure that is universally liked by some major shareholders, the Committee believes that the targets set are challenging and, if achieved, will demonstrate significant financial performance on the part of the Directors and employees of the Company.

This appoach will continue to be adopted for further awards under the 2002 Performance Share Plan and grants under the Approved and Unapproved Executive Share Option Plans.

Total shareholder return

As required by the Director's remuneration report regulations, below is a graph showing TSR for the Company as marked against a broad-based market equity index over the last five years. The index that has been used is the FTSE 100. This index has been chosen as the Company has, for the majority of the last five years, been a constituent member of that index.



*Demerged from National Power, October 2000

Directors' service contracts

David Crane and Philip Cox each have service contracts subject to 12 months notice by the Company. For the period 1 January 2003 to 31 December 2004, if the service agreements for David Crane and Philip Cox are terminated for a change of control, the notice period is increased to 24 months. For termination other than for cause, an Executive Director may receive a payment of 125% of annual basic salary. For termination through the change of control provision referred to above, this payment increases to 250% of annual basic salary. The date upon which these contracts were entered into was 25 February 2003. The Chairman of International Power plc, Sir Neville Simms has a letter of appointment with a 12 month notice period. The letter of appointment was signed on 22 February 2000. Peter Giller had a service agreement that was due to terminate on 2 October 2003. As part of the Company's management succession plan, Peter Giller's service agreement was terminated early on 31 December 2002. Peter Giller, effective from 1 January 2003, moved to the position of Deputy Chairman and Non-Executive Director for an initial period of one year. The other Non-Executive Directors are appointed on a three year fixed-term, annual fixed-fee basis.

The following table summarises the appointment and termination dates for Directors:

Non-Executive Directors	Date contract entered into	Contract expiry
Adri Baan	30 May 2002	29 May 2005
Peter Giller	1 January 2003	31 December 2003
Tony Isaac	2 October 2000	19 May 2003
Sir Neville Simms	22 February 2000	12 months notice
Jack Taylor	2 October 2000	19 May 2003

Sir Neville Simms' contract will expire at the 2010 AGM, following his 65th birthday.

Executive Directors		
David Crane	25 February 2003	12 months notice
Philip Cox	25 February 2003	12 months notice

Both Executive Directors' contracts terminate on their reaching normal retirement age which is 26 January 2019 for David Crane and 22 September 2011 for Philip Cox.

Directors' pension benefits

With regard to the current Executive Directors of International Power plc, for the period up to 31 December 2002 there are no pension scheme arrangements in which they participate. The Executive Directors received the following cash benefit in lieu of any pension arrangements.

	Percentage of base salary paid in lieu of pension arrangements	Cash allowance received for the year to 31 December 2002 (£000)	Cash allowance received for the year to 31 December 2001 (£000)
P Giller	n/a	n/a	n/a
D W Crane	30%	87	65
P G Cox	30%	87	65

With effect from 1 January 2003 pension arrangements for David Crane and Philip Cox are provided through the Senior Section of the International Power Group of the Electricity Supply Pension Scheme, which is a scheme approved by the Inland Revenue, The scheme provides for: a normal retirement age of 60; an accrual rate of one thirtieth of pensionable salary; four times salary death-in-service benefits; a widow's pension of ⅔ executive's pension; and executive's contribution of 6% of salary up to 15% of Inland Revenue earnings limits.

The benefits provided through the scheme are restricted by Inland Revenue earnings limits. These arrangements are supplemented by the Company making contributions to personal pensions, life assurance, and a Funded Unapproved Retirement Benefit Scheme, up to a cost to the Company of 30% of salary (which includes the cost of the benefit provided through the Senior Section of the International Power Group Electricity Supply Pension Scheme).

Audit

The details of the Directors' remuneration and interest in 2002 as disclosed on pages 44 to 47 have been audited by the Company's external auditor.

2002 DIRECTORS' REMUNERATION AND INTERESTS

Directors' aggregate remuneration

The table below shows the aggregate remuneration of the International Power plc Directors for the year ended 31 December 2002 and compares it with the figures for the year ended 31 December 2001.

	Salary £	Fees £	Termination payment £	Performance related bonus £	Payment in lieu of pension £	Other benefits £	Aggregate remuneration year to 31 December 2002 £	Aggregate remuneration year to 31 December 2001 £
Sir Neville Simms	175,000	–	–	–	–	–	175,000	175,000
P G Cox[2]	291,500	–	–	116,600	87,450	14,082	509,632	460,655
D W Crane[2]	291,500	–	–	116,600	87,450	17,761	513,311	467,029
P Giller[3][4]	194,094	–	403,799	–	–	77,950	675,843	530,998
J Moore	–	–	–	–	–	–	–	18,433
J D Taylor[1]	–	30,000	–	–	–	–	30,000	25,000
A Isaac[1]	–	35,000	–	–	–	–	35,000	30,000
J M Amusategui	–	–	–	–	–	–	–	14,583
A Baan[1]	–	17,500	–	–	–	–	17,500	–
D Hendrix[1]	–	12,500	–	–	–	–	12,500	25,000
Total	952,094	95,000	403,799	233,200	174,900	109,793	1,968,786	1,746,698

Notes

1. The International Power plc Non-Executive Directors' fees are split between an annual fee of £15,000 for Board membership, for attendance at Board meetings and for general duties as Directors. They each receive a further £15,000 per annum for their membership of Board Committees. In addition, Tony Isaac receives an additional fee of £5,000 per annum for his role as Senior Independent Director. Adri Baan joined the Company on 1 June 2002. Dennis Hendrix ceased to be a Director on 23 May 2002.

2. David Crane and Philip Cox both received a cash supplement of 30% of base salary in lieu of pension scheme arrangements. They also received a company car allowance and private medical insurance, both of which are included in other benefits.

3. On 2 October 2000, Peter Giller received a one-off conditional award of 677,564 Ordinary Shares in the Company in respect of his three year term of employment (subject to the rules of the Restricted Share Plan). One third of the Ordinary Shares conditionally awarded to him (being 225,854) were issued to him on 2 October 2001 and a further third (225,855) was released on 2 October 2002. The final third (225,855) were issued to him on termination of his service agreement on 31 December 2002. The salary stated in the table above reflects: 9/12 of the value of his 2002 release, based on the share price at 2 October 2002 of 82.875p per share at the time of the vesting of the shares; and 3/12 of the remaining third released to him on 31 December 2002 based on a share price of 95.125p per share. In addition, during 2002 he was provided with a weekly cash supplement of £1,100 in respect of housing costs (which is included in other benefits).

4. As part of Peter Giller's termination of his service agreement he received, on 31 December 2002, the balance of his 2003 Restricted Share Plan release and the full release of his 2002 Performance Share Plan award of 255,102 shares. Both these releases were based on a share price of 95.125p, and are reflected in the termination payment shown in the table above. He also received, as part of termination arrangements, a relocation allowance of £25,000 (which is included in other benefits).

Long-term incentive plans

1. Demerger LTIP

	No. of shares under award as at 1 January 2002	Conditional awards made during the year	Date of award	Market value of an Ordinary Share as at date of award (pence)	End of performance period	No. of shares under award as at 31 December 2002
P Giller	–	–	–	–	–	–
D W Crane	–	–	–	–	2 October 2003	–
P G Cox	–	–	–	–	2 October 2003	–

Details of the qualifying conditions that are conditions with respect to performance under the Demerger LTIP are given in the Directors' remuneration report on page 41.

2. 2002 Performance Share Plan

	No. of shares under award as at 1 January 2002	Conditional awards made during the year	Date of award	Market value of an Ordinary Share as at date of award	End of performance period	No. of shares under award as at 31 December 2002
P Giller	–	255,102	24 May 2002	196p	–	–
D W Crane	–	148,724	24 May 2002	196p	31 December 2004	148,724
P G Cox	–	148,724	24 May 2002	196p	31 December 2004	148,724

Details of the qualifying conditions that are conditions with respect to performance under the 2002 Performance Share Plan are given in the Directors' remuneration report on page 41.

Executive share options

	No. of shares under option as at 1 January 2002	Granted during the year	Exercise price per share	Exercise period from	Exercise period to	No. of shares under option as at 31 December 2002
P Giller	–	15,306[1]	196p	24 May 2005	24 January 2006	15,306
	–	239,796[2]	196p	24 May 2005	24 January 2006	239,796
Total Options	–					255,102
D W Crane	–	15,306[1]	196p	24 May 2005	24 May 2012	15,306
	–	133,418[2]	196p	24 May 2005	24 May 2012	133,418
Total Options	–					148,724
P G Cox	–	15,306[1]	196p	24 May 2005	24 May 2012	15,306
	–	133,418[2]	196p	24 May 2005	24 May 2012	133,418
Total Options						148,724

[1] Approved Executive Share Options.

[2] Unapproved Executive Share Options.

Details of the qualifying conditions that are conditions with respect to performance under both the Approved and Unapproved Executive Share Option Plans are given in the Directors' remuneration report on page 42.

Sharesave Options

	No. of shares under option as at 1 January 2002	Granted during the year	Exercise price per share	Exercise period from	Exercise period to	No. of shares under option as at 31 December 2002
P Giller	8,976	-	188p		Lapsed 1 October 2002	-
		18,250	90p	24 December 2007	24 June 2008	18,250*
Total Options						18,250
D W Crane	8,976	-	188p		Lapsed 1 October 2002	-
		18,250	90p	24 December 2007	24 June 2008	18,250
Total Options						18,250
P G Cox	8,976	-	188p		Lapsed 1 October 2002	-
		18,250	90p	24 December 2007	24 June 2008	18,250
Total Options						18,250

Lapsed 1 January 2003

The middle market quotation for an Ordinary Share of the Company on 31 December 2002 was 95.75p and the daily quotations during the period ranged from 221p to 83.5p.

Shares held in trust

For the International Power Restricted Share Plan referred to in this report, 677,564 shares in the Company were purchased and placed in a trust fund which at cost and net of administration expenses of the trust, totalled £1.7 million at 31 December 2001. The Remuneration Committee vested one third of the shares to Peter Giller on 2 October 2001 and one third on 2 October 2002. Following the cessation of Peter Giller's term of office as Chief Executive on 31 December 2002, in accordance with the terms of the Plan, the balance of the shares were released to Peter Giller as at that date. In line with recommended practice, the fund balance has been written down to £nil over the period of service to which it related. The book value relating to this purchase as at 31 December 2002 was therefore £nil (31 December 2001: £1.0 million).

In respect of awards made under the 2002 Performance Share Plan during 2002, 1,273,138 shares were purchased and placed in a trust fund which, at cost and net of administration expenses of the trust, totalled £2.5 million. Following the cessation of Peter Giller's term of office as Chief Executive on 31 December 2002, in accordance with the terms of the Plan, the Committee released 255,102 shares to Peter Giller as at that date. Whilst the Directors have an interest in all of the shares held in the Trust, in respect of awards made to directors under the Performance Share Plan as at the date of this report, the number of shares that may vest to Directors if full performance of the relevant performance condition is achieved is 297,448. In line with recommended practice, the fund balance will be written down to £nil over the period of service to which it relates. The book value of the shares placed in Trust in respect of this Plan as at 31 December 2002 was £1 million.

With regard to the International Power Demerger Long-Term Incentive Plan referred to in this report, as at 31 December 2002 there has not been any requirement to purchase shares for placement in a trust fund. In line with recommended practice, should the Company be required to purchase shares in respect of this plan, the fund balance will be written down to £nil over the period of service to which any such purchase relates.




Left: Deeside, UK
Right: Marmara, Turkey

Summary of emoluments and benefits

Highest paid Director The aggregate emoluments of the highest paid Director, Peter Giller, were £675,843 (twelve months to 31 December 2001: Peter Giller £530,998).

Summary of LTIPs

Award Date	No. of shares under award	Market value at date of award	Prospective date of vesting
24 May 2002	297,448	196p	May 2005
Total	**297,448**		

Summary of Directors' Unexercised Executive Share Options

Grant date	No. of Options	Exercisable price	Date exercisable
24 May 2002 [1]	45,918	196p	2005 – 2012
24 May 2002 [2]	506,632	196p	2005 – 2012
Total	**552,550**		

[1] Approved Executive Share Options

[2] Unapproved Executive Share Options

Summary of Directors' Unexercised Sharesave Options

Grant date	No. of Options	Exercisable price	Date exercisable
	54,750	90p	24 December 2007 – 24 June 2008
Total	**54,750**		

Directors' beneficial interests

	As at 31 December 2002			As at 1 January 2002 (or date of appointment if later)		
Director	Ordinary Shares	Executive Options	Sharesave options	Ordinary Shares	Executive Options	Sharesave Options
A Baan*	5,000	–	–	–	–	–
P G Cox	15,000	148,724	18,250	10,000	–	8,976
D W Crane	24,000	148,724	18,250	14,000	–	8,976
P Giller**	744,568	255,102	18,250	107,756	–	8,976
A E Isaac	5,000	–	–	5,000	–	–
Sir Neville Simms	30,000	–	–	30,000	–	–
J D Taylor	5,000	–	–	5,000	–	–

*Appointed as a Director on 1 June 2002

** Upon the cessation of his appointment as Chief Executive on 31 December 2002, Peter Giller withdrew from the Sharesave Plan. Accordingly, his Sharesave Options lapsed on 1 January 2003.

Between 31 December 2002 and the date of approval of these accounts, the following changes in Directors' beneficial interests have taken place:

On 7 January 2003 Peter Giller sold 220,000 Ordinary Shares at a price of 103.4p per share.

On 7 March 2003 Sir Neville Simms purchased 70,000 Ordinary Shares at a price of 77.75p per share and David Crane and Philip Cox purchased 20,000 and 10,000 Ordinary Shares respectively at a price of 77.5p per share.

No Director had, at any time during the financial year, any beneficial interest in the shares of any subsidiary undertaking.

Adri Baan

Chairman of the Remuneration Committee
On behalf of the Board of Directors of International Power plc

6 March 2003

Directors' report

The Directors submit their report and audited financial statements of the Company, International Power plc, and the Group, which includes its subsidiary undertakings, for the year ended 31 December 2002.

Substantial shareholdings	No of shares	
Merrill Lynch Investment Managers Ltd	134,400,721	12.02%
Franklin Resources, Inc	42,797,512	3.83%
AXA S.A.	39,905,357	3.57%
Legal & General Investment Management Limited	34,230,622	3.06%

Introduction

The operating and financial review on pages 6 to 19, the discussion on corporate governance on pages 25 to 28, the corporate social responsibility review on pages 31 to 35, the discussion in respect of employees on pages 36 to 38 and the Directors' remuneration report on pages 39 to 47 form part of this report. The audited financial statements are presented on pages 50 to 79.

Directors

The names and biographical details of the current Directors of the Company are given on pages 22 and 23. Dennis Hendrix who became a Director of the Company in 1997, served as a Non-Executive Director during the year until he retired from the Board on 23 May 2002.

Principal activity

The Group's principal activity is the generation of electricity.

Dividend

The Directors do not propose the payment of a dividend for the year ended 31 December 2002.

Charitable and political donations

The Company does not make political donations. Details of charitable donations are set out on page 34.

Research and development

For the period 1 January 2002 to 31 December 2002 expenditure on the research and development programme was zero. We will look to take advantage of technical advances as they arise but, currently, pure research is not a core element of the business of International Power. We continue to seek to develop power stations in the regions in which we operate.

Share capital

Resolutions will be proposed at the 2003 Annual General Meeting (AGM) requesting shareholders to renew for a year the partial disapplication of shareholders' statutory pre-emption rights over Ordinary Shares and to renew the authority to purchase a proportion of the Company's shares.

An explanation of these and other resolutions being proposed at the 2003 AGM will be given with the Notice of AGM, which will be sent to shareholders during April 2003.

Employee shares held in trust

At 31 December 2002, 1,917,414 International Power Ordinary Shares were held in trust for the benefit of current and former employees of the Company. The shares had a nominal value of £958,707 and a market value of £1,835,923. The currently operational employee share plans for which these shares may be utilised are the demerger LTIP, the 2002 Performance Share Plan, Profit Sharing Share Scheme and the Demerger Share Plan.

Substantial shareholdings

As at the date of this report, the Company is aware of the interests in 3% or more of the issued share capital of the Company as shown in the table above.

Going concern

The Directors are satisfied that the Company and the Group have adequate resources to continue to operate for the foreseeable future. For this reason, they continue to adopt the 'going concern' basis for preparing the accounts.

Auditors

A resolution to re-appoint KPMG Audit Plc as auditors of the Company and authorise the Directors to agree their remuneration will be proposed at the AGM.

Prompt payment policy

International Power aims to observe the highest standards of business practice as both a buyer and a seller of products and services. International Power's average number of days outstanding in respect of trade creditors at 31 December 2002 was 34 days.

By order of the Board

A.S.J. Ramsay

Stephen Ramsay
Company Secretary
6 March 2003

Statement of Directors' responsibilities

In respect of the preparation of the financial statements

The following statement, which should be read in conjunction with the statement of auditor's responsibilities included in their report below, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and auditors in relation to the financial statements. Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;

- make judgements and estimates that are reasonable and prudent;

- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;

- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent auditor's report

To the members of International Power plc

We have audited the financial statements on pages 50 to 79. We have also audited the information in the Directors' remuneration report that is described as having been audited. This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors are responsible for preparing the *Annual Report* and the Directors' remuneration report. As described above, this includes responsibility for preparing the financial statements in accordance with applicable UK law and accounting standards. Our responsibilities, as independent auditor, are established in the UK by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on page 25 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the *Annual Report*, including the corporate governance statement and the unaudited part of the Directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' remuneration report to be audited.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2002 and of the profit of the Group for the year then ended;

- the financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc   8 Salisbury Square
Chartered accountants   London
Registered auditor   EC4Y 8BB
6 March 2003

Consolidated profit and loss account

For the year ended 31 December 2002

Note		Excluding exceptional items 2002 £m	Exceptional items 2002 £m	Including exceptional items 2002 £m	Excluding exceptional items (Restated)* 2001 £m	Exceptional items (Restated)* 2001 £m	Including exceptional items (Restated)* 2001 £m
		Year ended 31 December			Year ended 31 December		
1	Turnover: Group and share of joint ventures and associates	**1,129**	**–**	**1,129**	1,103	–	1,103
	Less: share of joint ventures' turnover	**(122)**	**–**	**(122)**	(139)	–	(139)
	Less: share of associates' turnover	**(290)**	**–**	**(290)**	(407)	–	(407)
1	**Group turnover**	**717**	**–**	**717**	557	–	557
2,8	Net operating costs	**(509)**	**(103)**	**(612)**	(392)	(2)	(394)
	Operating profit	**208**	**(103)**	**105**	165	(2)	163
	Share of operating profit of:						
	Joint ventures	**26**	**–**	**26**	27	–	27
	Associates	**123**	**–**	**123**	134	–	134
8	Income from investments	**31**	**42**	**73**	–	–	–
1,8	**Operating profit and investment income**	**388**	**(61)**	**327**	326	(2)	324
8	Non operating exceptional items						
	Profit on sale of operations	**–**	**–**	**–**	–	32	32
1	**Profit on ordinary activities before interest and taxation**	**388**	**(61)**	**327**	326	30	356
4	Interest receivable and similar income	**24**	**–**	**24**	24	–	24
5,8	Interest payable and similar charges	**(121)**	**–**	**(121)**	(100)	(29)	(129)
5	Share of net interest of joint ventures and associates	**(35)**	**–**	**(35)**	(47)	–	(47)
	Net interest	**(132)**	**–**	**(132)**	(123)	(29)	(152)
3	**Profit on ordinary activities before taxation**	**256**	**(61)**	**195**	203	1	204
8,9	Tax on profit on ordinary activities	**(77)**	**1**	**(76)**	(64)	–	(64)
	Profit on ordinary activities after taxation	**179**	**(60)**	**119**	139	1	140
	Minority interests – equity	**(6)**	**–**	**(6)**	(2)	–	(2)
	Profit for the financial year	**173**	**(60)**	**113**	137	1	138
11	**Earnings per share:**						
	Basic	**15.5p**	**(5.4)p**	**10.1p**	12.3p	–	12.3p
	Diluted	**15.5p**	**(5.4)p**	**10.1p**	12.0p	–	12.0p

The results for the years ended 31 December 2002 and 2001 derive from continuing operations. There were no material changes in the activities of the entities consolidated in these financial statements and no material acquisitions or disposals.

* Restated for the adoption of FRS 19 Deferred Tax (see page 55).

Consolidated balance sheet

At 31 December 2002

Note		Group 31 December 2002 £m	31 December 2001 (Restated) £m
	Fixed assets		
	Intangible fixed assets:		
12	Goodwill	**8**	7
12	Negative goodwill	**(7)**	(12)
	Net goodwill	**1**	(5)
13	Tangible fixed assets	**2,473**	2,648
14	Fixed asset investments:		
	Joint ventures:		
	Share of gross assets	**300**	287
	Share of gross liabilities	**(198)**	(188)
	Net investment	**102**	99
	Associates	**303**	313
	Other investments	**102**	97
	Total fixed asset investments	**507**	509
	Total fixed assets	**2,981**	3,152
	Current assets		
	Stocks	**55**	25
15	Debtors	**134**	158
16	Investments	**43**	47
	Cash at bank and in hand	**799**	596
	Total current assets	**1,031**	826
	Creditors: amounts falling due within one year		
	Secured loans without recourse	**(810)**	(112)
	Other current liabilities	**(595)**	(503)
17	Creditors: amounts falling due within one year	**(1,405)**	(615)
	Net current (liabilities)/assets	**(374)**	211
	Total assets less current liabilities	**2,607**	3,363
18	Creditors: amounts falling due after more than one year	**(583)**	(1,436)
19	Provisions for liabilities and charges	**(255)**	(230)
1	**Net assets employed**	**1,769**	1,697
	Capital and reserves		
21/22	Called up share capital	**559**	559
22	Share premium account	**289**	289
22	Capital redemption reserve	**140**	140
22	Capital reserve	**422**	422
22	Profit and loss account	**330**	260
22	**Shareholders' funds – equity**	**1,740**	1,670
	Minority interests – equity	**29**	27
	Total equity	**1,769**	1,697

The accounts were approved by the Board of Directors on 6 March 2003 and signed on its behalf by





David Crane
Chief Executive Officer

Philip Cox
Chief Financial Officer

Balance sheet

At 31 December 2002

		Company	
	Note	**31 December 2002**	31 December 2001 (Restated)
		£m	£m
	Fixed assets		
13	Tangible assets	**2**	4
14	Investments:		
	Subsidiary undertakings	**1,877**	2,034
	Joint ventures	**–**	5
	Associates	**–**	92
	Other investments	**1**	2
	Total fixed asset investments	**1,878**	2,133
	Total fixed assets	**1,880**	2,137
	Current assets		
15	Debtors	**72**	167
	Cash at bank and in hand	**311**	98
	Total current assets	**383**	265
17	Creditors: amounts falling due within one year	**(676)**	(594)
	Net current liabilities	**(293)**	(329)
	Total assets less current liabilities	**1,587**	1,808
18	Creditors: amounts falling due after more than one year	**–**	(41)
19	Provisions for liabilities and charges	**(47)**	(51)
	Net assets employed	**1,540**	1,716
	Capital and reserves		
21/22	Called up share capital	**559**	559
22	Share premium account	**289**	289
22	Capital redemption reserve	**140**	140
22	Capital reserve	**415**	415
22	Profit and loss account	**137**	313
	Total equity	**1,540**	1,716

The accounts were approved by the Board of Directors on 6 March 2003 and signed on its behalf by





David Crane
Chief Executive Officer

Philip Cox
Chief Financial Officer

Consolidated cash flow statement

For the year ended 31 December 2002

Note		Year ended 31 December 2002 £m	Year ended 31 December 2001 £m
23	Net cash inflow from operating activities	276	274
23	Dividends received from joint ventures and associates	84	59
	Dividends received from fixed asset investments – ordinary	31	–
		391	333
	Dividends received from fixed asset investments – exceptional	42	–
23	Returns on investments and servicing of finance – ordinary	(88)	(105)
23	Returns on investments and servicing of finance – exceptional	(25)	–
	Tax	(20)	(1)
23	Capital expenditure and financial investment	(159)	(406)
23	Acquisitions and disposals	(144)	318
	Net cash (outflow)/inflow before management of liquid resources and financing activities	(3)	139
	Management of liquid resources	–	(48)
23	Financing activities	210	406
	Increase in cash in the year	207	497

Consolidated reconciliation of net cash flow to movement in net debt

For the year ended 31 December 2002

Note		Year ended 31 December 2002 £m	Year ended 31 December 2001 £m
25	Increase in cash in the year	207	497
25	Cash inflow from increase in debt and lease financing	(210)	(406)
25	Cash outflow from increase in liquid resources	–	48
	Change in net debt resulting from cash flows	(3)	139
	Translation differences	98	17
	Other non-cash movements	(10)	18
	Movement in net debt in the year	85	174
	Net debt at the start of the year	(897)	(1,071)
25	**Net debt at the end of the year**	(812)	(897)

Consolidated statement of total recognised gains and losses

For the year ended 31 December 2002

	Year ended 31 December 2002 £m	Year ended 31 December 2001 (Restated) £m
Profit for the financial year	113	138
Exchange differences on the retranslation of net investments and related borrowings (net of £10 million tax)	(42)	(4)
Share of recognised (loss)/gain of associated undertaking	(1)	2
Total recognised gains and losses relating to the financial year	70	136
Prior year adjustment*	(155)	
Total recognised gains and losses since last annual report	(85)	

Reconciliation of movements in shareholders' funds – equity

For the year ended 31 December 2002

	Year ended 31 December 2002 £m	Year ended 31 December 2001 (Restated) £m
Profit for the financial year	113	138
Other recognised gains and losses relating to the year	(43)	(2)
Net addition to shareholders' funds	70	136
Opening shareholders' funds as originally stated	1,825	1,683
Prior year adjustment*	(155)	(149)
Opening shareholders' funds as restated	1,670	1,534
Closing shareholders' funds	1,740	1,670

*Restated for the adoption of FRS 19 Deferred Tax (see note i – Basis of preparation of accounts on page 55).

Notes to the accounts

For the year ended 31 December 2002

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements.

ACCOUNTING POLICIES

i Basis of preparation of accounts

The financial statements of International Power plc and its subsidiary undertakings (the Group) are prepared under the historical cost convention and in accordance with applicable Accounting Standards. The comparative figures for the year ended 31 December 2001 have been restated following the adoption of FRS 19 Deferred Tax. The adoption of FRS 19 has decreased equity shareholders' funds at 1 January 2002 by £155 million net, representing an increase of £170 million in deferred tax provisions, additional provisions of £6 million made against the carrying value of joint ventures and associates, less £21 million reclassified from goodwill. The profit for the year ended 31 December 2001 was decreased by £6 million.

ii Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiary undertakings up to 31 December 2002. The results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

An associate is an undertaking in which the Group has a long-term participating interest, usually from 20% to 50% of the equity voting rights, and over which it exercises significant influence. A joint venture is an undertaking in which the Group has a long-term participating interest and over which it exercises joint control. The Group's share of the profits less losses of associates and of joint ventures is included in the consolidated profit and loss account. Its interest in their net assets is included in fixed asset investments in the consolidated balance sheet.

Purchased goodwill (both positive and negative) arising on consolidation in respect of acquisitions before 1 April 1998, when FRS 10 (Goodwill and Intangible Assets) was adopted, was set off to reserves in the year of acquisition. When a subsequent disposal occurs any related goodwill previously set off to reserves is taken back through the profit and loss account as part of the profit or loss on disposal.

Purchased goodwill (representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions since 1 April 1998 is capitalised. Positive goodwill is fully amortised by equal annual instalments over its estimated useful life, currently not more than 20 years.

Negative goodwill arising on consolidation in respect of acquisitions since 1 April 1998 is included within fixed assets and released to the profit and loss account in the periods in which the fair values of the non-monetary assets purchased on the same acquisition are recovered, whether through amortisation or sale.

On the subsequent disposal or termination of a business acquired since 1 April 1998, the profit or loss on disposal or termination is calculated after charging/(crediting) the unamortised amount of any related goodwill/(negative goodwill).

In the Company's financial statements, investments in subsidiary undertakings, associates and joint ventures are stated at cost less amounts written off.

iii Income recognition

Turnover from plants subject to power purchase agreements (PPAs) is recognised in accordance with the contract terms in respect of owned assets or in accordance with note viii for leased assets. Turnover from merchant plants is recognised as output is delivered after taking account of related hedging contracts. Liquidated damages (LDs), in respect of late commissioning, are included in other operating income. Proprietary trading income is recognised on the basis of completed contracts and the mark-to-market value of outstanding contracts at the period end.

iv Pension costs

For defined benefit arrangements, pension contributions are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives. The regular cost is attributed to individual years using the projected unit credit method. Variations in pension costs, which are identified as a result of actuarial valuations, are amortised over the average expected remaining working lives of employees. Differences between the amounts funded and the amounts charged to the profit and loss account are treated as either provisions or prepayments in the balance sheet.

For defined contribution arrangements, contributions are charged to the profit and loss account as they fall due.

v Foreign exchange

The profits or losses of overseas subsidiary undertakings, associates and joint ventures are translated into sterling at average rates of exchange. Balance sheets of subsidiary undertakings and net investments in associates and joint ventures are translated at closing rates.

Exchange differences arising on the retranslation at closing rates of foreign currency denominated subsidiary undertakings' balance sheets and net investments in associates and joint ventures, together with the adjustment to convert the balance of retained profits to closing rates, are taken directly to reserves.

Transactions denominated in foreign currencies arising in the normal course of business are translated into sterling at the exchange rate ruling on the date payment takes place unless related or matching forward foreign exchange contracts have been entered into, when the rate specified in the contract is used. Monetary assets and liabilities expressed in foreign currencies that are not covered by hedging arrangements are translated into sterling at the rates of exchange ruling at the balance sheet date and any difference arising on the retranslation of those amounts is taken to the profit and loss account.

vi Interest

Interest on borrowings relating to major capital projects with long periods of development is capitalised during construction and written-off as part of the total cost over the useful life of the asset. All other interest is charged to the profit and loss account as incurred. Included within the interest charge in the profit and loss account is the unwinding of discounts on long-term provisions.

Notes to the accounts continued

vii Tangible fixed assets

Tangible fixed assets are stated at original cost less accumulated depreciation and any provisions for impairment in value. In the case of assets constructed by the Group, related works, commissioning and borrowing costs (as per FRS 15) are included in cost. Assets in the course of construction are included in tangible fixed assets on the basis of expenditure incurred at the balance sheet date.

Project development costs (including appropriate direct internal costs) are capitalised from the point that the Board confirms that it is reasonably certain that the project will proceed to completion.

Depreciation is calculated so as to write down the cost of tangible fixed assets to their residual value evenly over their estimated useful lives. Estimated useful lives are reviewed periodically, taking into account commercial and technological obsolescence as well as normal wear and tear, provision being made where the carrying value may not be recoverable.

The depreciation charge is based on the following estimates of useful lives:

	Years
Power stations	20-40
Fixtures, fittings, tools and equipment	4-5
Computer equipment and software	3-5
Hot gas path CCGT turbine blades	2-4

Freehold land is not depreciated.

viii Leased assets

As lessee

Assets leased under finance leases are capitalised and depreciated over the shorter of the lease periods and the estimated operational lives of the assets. The interest element of the finance lease repayments is charged to the profit and loss account in proportion to the balance of the capital repayments outstanding. Rentals payable under operating leases are charged to the profit and loss account on a straight line basis.

As lessor

Rentals receivable under finance leases are allocated to accounting periods to give a constant periodic rate of return on the net cash investment in the lease in each period. The amounts due from lessees under finance leases are recorded in the balance sheet as a debtor at the amount of the net investment in the lease after making provision for bad and doubtful rentals receivable.

ix Fixed asset investments

Fixed asset investments (other than joint ventures and associates which are discussed in note ii) are stated at cost less provision for any impairment.

x Current asset investments

Current asset investments are stated at the lower of cost and market value.

xi Stocks

Operating stocks of fuel and stores are valued at the lower of cost and net realisable value. These are included as current assets.

xii Deferred taxation

Deferred taxation is provided on timing differences, arising from the different treatment for accounts and taxation purposes of transactions and events recognised in the financial statements of the current year and previous years. Deferred taxation is calculated at the rates at which it is estimated that tax will arise.

xiii Financial instruments

The Group uses a range of derivative instruments, including interest rate swaps, options, energy-based futures contracts and foreign exchange contracts and swaps. Derivative instruments are used for hedging purposes, apart from energy-based futures contracts, some of which are used for proprietary trading purposes. Interest differentials on derivative instruments are charged to the profit and loss account as interest costs in the period to which they relate. Accounting for foreign currency transactions is described in the foreign exchange policy in note v. Changes in the market value of futures trading contracts are reflected in the profit and loss account in the period in which the change occurs.

xiv Debt instruments

New borrowings are stated at net proceeds received after deduction of issue costs. The issue costs of debt instruments are charged to the profit and loss account over the life of the instrument.

1 GROUP SEGMENTAL ANALYSIS

	Year ended 31 December 2002 £m	Year ended 31 December 2001 £m
a) By class of business		
Group turnover		
Electricity generation	**1,129**	1,103
Less: turnover of joint ventures	**(122)**	(139)
Less: turnover of associates	**(290)**	(407)
	717	557
Profit before interest and taxation (excluding all exceptional items)		
Electricity generation	**417**	354
Corporate costs	**(29)**	(28)
	388	326
b) By geographical area		
Group turnover		
North America	**315**	237
Europe and Middle East	**440**	521
Australia	**226**	194
Rest of World	**148**	151
	1,129	1,103
Less: turnover of joint ventures	**(122)**	(139)
Less: turnover of associates	**(290)**	(407)
	717	557
Profit before interest and taxation (excluding all exceptional items)		
North America	**99**	93
Europe and Middle East	**109**	141
Australia	**101**	72
Rest of World	**108**	48
	417	354
Corporate costs	**(29)**	(28)
	388	326

An analysis of exceptional items is given in note 8.

The profit before interest and taxation after exceptional items of Europe and Middle East and Rest of World is £6 million and £150 million, respectively. (2001: Europe and Middle East – £161 million, Rest of World – £50 million, corporate costs – £20 million).

North America profit before interest and taxation includes other income in respect of the late commissioning and performance recovery of new power plants amounting to £102 million (year ended 31 December 2001: £80 million).

Sales of electricity generated in each geographic region are made solely to customers in the same geographic area.

Notes to the accounts continued

1 GROUP SEGMENTAL ANALYSIS continued

c) Net assets employed by geographical area	31 December 2002 £m	31 December 2001 (Restated) £m
North America	1,197	1,287
Europe and Middle East	611	672
Australia	787	778
Rest of World	303	299
Corporate and development	(66)	(207)
Net operating assets	2,832	2,829
Borrowings	(1,654)	(1,540)
Cash and short-term deposits	842	643
Deferred tax	(219)	(197)
Corporation tax	(53)	(57)
Goodwill – on acquisition of associated undertakings	20	24
Goodwill – on acquisition of subsidiary undertakings	1	(5)
Net assets per consolidated balance sheet	1,769	1,697

2 NET OPERATING COSTS BEFORE EXCEPTIONAL ITEMS

	Year ended 31 December 2002 £m	Year ended 31 December 2001 £m
Cost of sales	558	383
Other operating costs	85	89
Other operating income	(134)	(80)
	509	392

Other operating income includes compensation for the late commissioning of plant, billings in respect of operations and maintenance services and profits on sale of development sites.

3 PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

Profit on ordinary activities before taxation is stated after charging/(crediting):	Year ended 31 December 2002 £m	Year ended 31 December 2001 £m
Depreciation of tangible fixed assets	111	95
Amortisation of intangible fixed assets	(1)	(1)
Other amortisation	2	–
Development costs net of recoveries and amounts capitalised	8	18
Operating exceptional items (note 8)	103	2
Property lease rentals payable (net of recoveries)	2	3
Profit on disposal of fixed assets (excluding exceptionals)	–	(1)
Foreign exchange losses (net)	13	1
Auditors' remuneration – statutory audit:		
Fees due to the lead auditors, KPMG (including audit of the Company £0.4 m (2001: £0.3m))	0.7	0.7
Fees due to other auditors	0.1	–
	0.8	0.7
Auditors' remuneration – other fees paid to the lead auditors and their associates for services:		
Further assurance services (including Company cost of £0.5m)	0.5	0.6
Tax advisory services (including Company cost of £nil)	0.1	0.2
Other non-audit services (including Company cost of £nil)	–	0.2

4 INTEREST RECEIVABLE AND SIMILAR INCOME

Group interest receivable and similar income	Year ended 31 December 2002 £m	Year ended 31 December 2001 £m
Interest receivable and similar income	24	24

5 INTEREST PAYABLE AND SIMILAR CHARGES

a) Group interest payable and similar charges	Year ended 31 December 2002 £m	Year ended 31 December 2001 £m
Interest on:		
Bank loans and overdrafts	102	103
Other borrowings	24	16
	126	119
Finance charges on discounting of deferred consideration	–	4
Interest capitalised	(5)	(23)
Group interest payable and similar charges – ordinary	121	100
Exceptional interest (note 8)	–	29
Total Group interest payable and similar charges	**121**	**129**

b) Interest payable of joint ventures and associates		
Share of interest payable of joint ventures	12	14
Share of interest payable of associates	23	33
	35	47

6 DIRECTORS' AND EMPLOYEES' REMUNERATION

a) Directors' remuneration
Details of Directors' remuneration are set out on pages 39 to 47.

b) Employees' remuneration

	Year ended 31 December 2002 £m	Year ended 31 December 2001 £m
Salaries and other staff costs, including Directors' remuneration were as follows:		
Wages and salaries	63	62
Social security costs	3	3
Pension costs (note 7)	5	4
Total employees' remuneration	**71**	**69**
Less: amounts capitalised as part of assets in the course of construction	(1)	(4)
Total staff costs	**70**	**65**

Notes to the accounts continued

6 DIRECTORS' AND EMPLOYEES' REMUNERATION continued

Employee numbers

	Year ended 31 December 2002	Year ended 31 December 2001
Average number of employees during the financial year, analysed by geographic segment was:		
North America	**207**	200
Europe and Middle East	**812**	660
Australia	**593**	586
Rest of World	**367**	752
Corporate and development	**146**	134
Total average number of employees	**2,125**	2,332

7 PENSION SCHEME FUNDING

The majority of pensions for UK employees are funded through the industry-wide scheme, the Electricity Supply Pension Scheme (ESPS) which is a defined benefit scheme with assets invested in separate trustee administered funds. The ESPS is divided into sections, and the International Power Group of ESPS was opened to members on 1 April 2002. Prior to this date, International Power plc staff, who were former employees of National Power, participated in the Innogy section of the ESPS and employees taken on in the Rugeley acquisition participated in another section of the ESPS, the Eastern Electricity section.

During the first quarter of 2002, contributions were paid to the Innogy Group based on the latest actuarial valuation of that Group. The contributions paid during the quarter amounted to £0.15 million. Also during the first quarter of 2002, contributions amounting to £0.12 million were paid to the Eastern Electricity section based on the terms agreed in that acquisition.

Since 1 April 2002, International Power has paid contributions to the International Power Group of ESPS to cover new benefit accrual, as advised by the actuary. These contributions amounted to £1.7 million.

Transfer payments totalling £19.8 million were received from the Innogy section of the ESPS in October and November 2002. The total transfer payment related to employees' pension benefits built up in the Innogy Group of ESPS prior to 1 April 2002 and was calculated on a share of fund basis as set out in the actuary's memorandum from the Demerger Agreement.

A further transfer payment of £10.5 million was received from the Eastern Electricity section of the ESPS. This payment was based on the assumptions agreed as part of the Rugeley acquisition.

The first full valuation of the International Power Group of ESPS will be carried out as at 31 March 2003 at which any difference between assets and accrued liabilities will be addressed.

Employees at Hazelwood participate in a standard Australian superannuation fund called Equipsuper. This plan provides benefits primarily for employees in the electricity, gas and water industry, and was developed from the scheme sponsored by the State Electricity Commission of Victoria.

At 31 December 2002, the market value of assets was 101% of accrued liabilities. The assets were £40 million and liabilities £39 million. The pension cost for 2002 was £1 million.

The principal assumptions are set out below:

Valuation date	31 December 2002
Principal assumptions:	
Investment return	7.5% pa
Salary increases	5.0% pa
Pensions increases	n/a

In other countries employees are members of local social security schemes and in some cases defined contribution plans.

FRS 17

In accordance with the requirements of FRS 17 (Retirement Benefits), this note discloses the main financial assumptions made in valuing the liabilities of the schemes and the fair value of assets held. However, as permitted by FRS 17, the costs, accruals and prepayments recorded in the financial statements continue to be reported under the requirements of SSAP 24 (Accounting for Pension Costs).

International Power operates defined benefit schemes in the UK and Australia. The most recent actuarial valuations have been updated by independent qualified actuaries to take account of FRS 17 reporting requirements for assessing the liabilities of the schemes at 31 December 2002. Scheme assets are stated at their market value at 31 December 2002.

	31 December 2002		31 December 2001	
	UK %	Australia %	UK %	Australia %
Financial assumptions				
Discount rate	**5.5**	**7.0**	5.8	7.25
Rate of increase in salaries	**3.8**	**4.0**	4.0	4.0
Inflation rate	**2.3**	**3.5**	2.5	3.0
Increase to deferred benefits during deferment	**2.5**	**n/a**	2.6	n/a
Increases to pensions payments	**2.5**	**n/a**	2.6	n/a

The amounts required to be disclosed by FRS 17 in respect of the performance statements were:

Analysis of amounts that would have been charged to operating profit in respect of defined benefit schemes	Group 2002 £m
Current service	(3)
Past service cost	(1)
Total operating charge	(4)

Analysis of amounts that would have been credited to other finance income	Group 2002 £m
Expected return on schemes' assets	5
Interest on schemes' liabilities	(4)
Net return	1

Analysis of amounts that would have been recognised in the consolidated statement of total recognised gains and losses	Group 2002 £m
Actual return less expected return on schemes' assets	(11)
Experience gains and losses arising on schemes' liabilities	(1)
Changes in the assumptions underlying the present value of schemes' liabilities	(5)
Currency translation adjustment	–
Actuarial (loss)/gain recognised in statement of total recognised gains and losses	(17)

History of experience gains and losses	Group 2002 £m
Difference between the actual and expected return on scheme assets:	
Amount (£m)	(11)
Percentage of scheme assets	15%
Experience gains and losses on scheme liabilities:	
Amount (£m)	(1)
Percentage of scheme liabilities	1%
Total amount recognised in the consolidated statement of total recognised gains and losses:	
Amount (£m)	(17)
Percentage of scheme liabilities	22%

Notes to the accounts continued

7 PENSION SCHEME FUNDING continued

	31 December 2002		31 December 2001	
	UK %	**Australia %**	UK %	Australia %
The assets in the schemes and expected rates of return (weighted averages) were:				
Long-term rate of return expected at 31 December 2002:				
Equities	**7.0**	**7.5**	7.4	7.5
Bonds	**4.5**	**5.5**	4.9	5.5
Other	**4.8**	**5.5**	–	5.5

	UK £m	**Australia £m**	**Total £m**	UK £m	Australia £m	Total £m
Assets in schemes at 31 December 2002:						
Equities	**27**	**24**	**51**	19	23	42
Bonds	**4**	**12**	**16**	16	12	28
Other	**3**	**4**	**7**	–	5	5
	34	**40**	**74**	35	40	75

	UK £m	**Australia £m**	**Total £m**	UK £m	Australia £m	Total £m
The following amounts at 31 December 2002 were measured in accordance with the requirements of FRS 17:						
Total market value of assets	**34**	**40**	**74**	35	40	75
Present value of scheme liabilities	**(43)**	**(36)**	**(79)**	(39)	(25)	(64)
(Deficit)/surplus in the scheme	**(9)**	**4**	**(5)**	(4)	15	11
Related deferred tax asset/(liability)	**3**	**(1)**	**2**	1	(5)	(4)
Net pension (liability)/asset	**(6)**	**3**	**(3)**	(3)	10	7

	Group 31 December 2002 £m	Group 31 December 2001 (Restated) £m
If the above amounts had been recognised in the financial statements, International Power's net assets at 31 December 2002 would be as follows:		
Net assets		
Net assets excluding pension assets/(liabilities)	**1,769**	1,697
FRS 17 pension (liability)/asset	**(3)**	7
Net assets including FRS 17 pension (liability)/asset	**1,766**	1,704

	Group 31 December 2002 £m
Movement in deficit during the year:	
Surplus in the schemes at the beginning of the year	11
Current service cost	(3)
Contributions	4
Past service cost	(1)
Other finance income	1
Actuarial (loss)/gain	(17)
Deficit in the schemes at the end of the year	(5)

8   EXCEPTIONAL ITEMS

	Year ended 31 December 2002 £m	Year ended 31 December 2001 £m
Net operating exceptional items charged/(credited):		
Deeside impairment	45	–
Rugeley impairment	58	–
Release of provision in respect of an onerous property lease	–	(8)
Bank guarantee charge in respect of a trade investment (note 28)	–	10
Net operating exceptional items	**103**	2
Exceptional income from investments:		
Backlog dividend received from KAPCO	(42)	–
Exceptional income from investments	**(42)**	–
Total operating exceptional items and investment income	**61**	2
Non operating exceptional items (credited)/charged:		
Profit on disposal of fixed asset investment	–	(30)
Sale of Chinese operations	–	(2)
Non operating exceptional items	**–**	(32)
Exceptional interest charges:		
Australian refinancing charges	–	29
Exceptional interest payable and similar charges	**–**	29
Total exceptional items before attributable taxation	**61**	(1)
Taxation on exceptional items	(1)	–
Total exceptional items after attributable taxation	**60**	(1)

The revised carrying values of the plants were determined by applying a risk-adjusted discount rate of 8% to the post-tax cash flows expected from the plants over their remaining useful lives.

9   TAX ON PROFIT ON ORDINARY ACTIVITIES

	Year ended 31 December 2002 £m	Year ended 31 December 2001 (Restated) £m
a) Analysis of charge in year		
Current taxation		
UK corporation tax at 30% (year ended 31 December 2001: 30%)	25	1
Foreign taxation	22	29
Share of joint ventures' taxation	2	2
Share of associates' taxation	17	26
Total current taxation for year	**66**	58
Deferred taxation		
Origination and reversal of timing differences	11	1
Share of associates' deferred taxation	–	5
Total deferred taxation for year	**11**	6
Total	**77**	64
Included in the tax on profit are the following amounts relating to exceptional items:		
Operating exceptional items	(14)	–
Exceptional income from investments	13	–
	(1)	–

Notes to the accounts continued

9 TAX ON PROFIT ON ORDINARY ACTIVITIES continued

	Year ended 31 December 2002 %	Year ended 31 December 2001 (Restated) %
b) Reconciliation of current tax rate		
The current tax rate for the year on ordinary activities varied from the standard rate of UK corporation tax as follows:		
UK corporation tax rate on ordinary activities	**30**	30
Operating exceptional items	**9**	–
Expected tax rate at UK corporation tax rate post-exceptional items	**39**	30
Permanent differences	**2**	3
Tax holidays	**(5)**	(5)
Effect of tax rate applied to overseas earnings	**3**	3
Current tax rate for year	**39**	31

10 LOSS OF THE PARENT COMPANY

The loss of the parent company for the financial year amounted to £176 million (year ended 31 December 2001: profit of £86 million). By virtue of Section 230 of the Companies Act 1985, the Company is exempt from presenting a separate profit and loss account.

11 EARNINGS PER SHARE

	Year ended 31 December 2002 pence	Year ended 31 December 2001 (Restated) pence
a) Earnings per share – basic		
Before exceptional items	**15.5**	12.3
Exceptional items	**(5.4)**	–
After exceptional items	**10.1**	12.3
b) Earnings per share – diluted		
Before exceptional items	**15.5**	12.0
Exceptional items	**(5.4)**	–
After exceptional items	**10.1**	12.0

	£m	£m
c) Basis of calculation – earnings		
Profit attributable to shareholders before exceptional items	**173**	137
Exceptional items	**(60)**	1
Profit attributable to shareholders after exceptional items	**113**	138
Reduction in interest charge assuming conversion of the Convertible US Dollar Bonds 2005	**–**	7
Earnings after exceptional items and taking into account applicable dilutive instruments	**113**	145

	Million	Million
d) Basis of calculation – number of ordinary shares		
Weighted average number of issued ordinary shares	**1,117.6**	1,117.5
Weighted average number of shares held by		
Employee Share Ownership Plans (ESOPs)	**(2.2)**	(1.0)
	1,115.4	1,116.5
Dilutive potential ordinary shares:		
Employee share schemes	**2.6**	0.3
Convertible US Dollar Bonds 2005	**–**	83.8
Weighted average number of ordinary shares taking account of applicable dilutive instruments	**1,118.0**	1,200.6

It is expected that investors in our convertible bond will exercise their right to 'put' the bond back to the Group. Accordingly, this contract has not been included in the calculation of diluted earnings per share in 2002, but has been included in 2001 (see note 17).

12   INTANGIBLE FIXED ASSETS

The Group	Goodwill £m	Negative goodwill £m	Total £m
Cost			
At 1 January 2002 as originally stated	8	(35)	(27)
Prior year adjustment on adoption of FRS 19	–	21	21
At 1 January 2002 as restated	8	(14)	(6)
Additions	1	4	5
Exchange rate differences	1	–	1
At 31 December 2002	**10**	**(10)**	**–**
Amortisation			
At 1 January 2002	(1)	2	1
Credited in the year	–	1	1
Exchange rate differences	(1)	–	(1)
At 31 December 2002	**(2)**	**3**	**1**
Net book value at 31 December 2002	**8**	**(7)**	**1**
Net book value at 31 December 2001	7	(12)	(5)

Goodwill arising on the acquisition of joint ventures and associated undertakings is set out in note 14 – fixed asset investments.

13   TANGIBLE FIXED ASSETS

a) The Group	Freehold land and buildings £m	Plant, machinery and equipment £m	Assets in course of construction £m	Total £m
Cost				
At 1 January 2002	80	2,188	789	3,057
Additions	1	84	90	175
Reclassifications and transfers	–	710	(712)	(2)
Disposals	–	(11)	–	(11)
Exchange rate differences	1	(68)	(79)	(146)
At 31 December 2002	**82**	**2,903**	**88**	**3,073**
Depreciation and diminution in value				
At 1 January 2002	15	390	4	409
Provided during the year	3	108	–	111
Impairment	–	103	–	103
Reclassifications and transfers	–	4	(4)	–
Disposals	–	(11)	–	(11)
Exchange rate differences	–	(12)	–	(12)
At 31 December 2002	**18**	**582**	**–**	**600**
Net book value at 31 December 2002	**64**	**2,321**	**88**	**2,473**
Net book value at 31 December 2001	65	1,798	785	2,648

Interest capitalised in the year was £5 million. On a cumulative basis, the net book value of interest capitalised is £83 million.

The total value of land that is not depreciated included within freehold land and buildings was £28 million (31 December 2001: £29 million).

Notes to the accounts continued

13 TANGIBLE FIXED ASSETS continued

	Freehold land and buildings £m	Plant, machinery and equipment £m	Total £m
b) The Company			
Cost			
At 1 January 2002	1	5	6
Additions	–	–	–
At 31 December 2002	**1**	**5**	**6**
Depreciation and diminution in value			
At 1 January 2002	–	2	2
Provided during the year	1	1	2
At 31 December 2002	**1**	**3**	**4**
Net book value at 31 December 2002	**–**	**2**	**2**
Net book value at 31 December 2001	1	3	4

14 FIXED ASSET INVESTMENTS

	Joint ventures Share of net assets £m	Associated undertakings Share of net assets £m	Goodwill £m	Other investments £m	Total £m
a) The Group					
At 1 January 2002 as originally stated	101	293	24	97	515
Prior year adjustment on adoption of FRS 19	(2)	(4)	–	–	(6)
At 1 January 2002 as restated	99	289	24	97	509
Share of post-tax profit	12	83	(2)	–	93
Additions	–	–	–	7	7
Distribution and loan repayments	(12)	(72)	–	–	(84)
Deemed disposal	–	(1)	–	–	(1)
Disposals	–	–	–	(2)	(2)
Reclassifications and transfers	–	–	–	4	4
Amortisation	–	–	–	(2)	(2)
Exchange rate differences	3	(16)	(2)	(2)	(17)
At 31 December 2002	**102**	**283**	**20**	**102**	**507**

Included within the Group's share of net assets of joint ventures and associated undertakings is net debt of £503 million (31 December 2001: £487 million). These obligations are generally secured by the assets of the respective joint venture or associate borrower and are not guaranteed by International Power plc or any other Group company.

	31 December 2002 £m	31 December 2001 (Restated) £m
Group share of associated undertakings' net assets		
Share of fixed assets	**602**	636
Share of current assets	**221**	198
	823	834
Share of liabilities due within one year	**(157)**	(117)
Share of liabilities due after more than one year	**(383)**	(428)
	(540)	(545)
Share of net assets	**283**	289

The Group investments that are listed on a recognised stock market are those in Pražská Teplárenská, the Hub Power Company Limited (HUBCO) and Malakoff Berhad. The former is a joint venture, the latter two are associated undertakings.

The Group's share in Pražská Teplárenská was valued at £58 million on the Prague stock market at 31 December 2002 compared with a book value of £69 million.

The Group's share in HUBCO was valued at £126 million on the Karachi and Luxembourg stock markets at 31 December 2002 compared with a book value of £70 million.

14 FIXED ASSET INVESTMENTS continued

The Group's share in Malakoff Berhad was valued at £108 million on the Kuala Lumpur stock market at 31 December 2002 compared with a book value of £121 million.

Kot Addu Power Company Limited (KAPCO), in which International Power holds 36% of the shares, is classified as a trade investment because International Power plc does not exercise significant influence over the company.

| | Subsidiary undertakings | | Joint ventures | Associated undertakings | | |
| | Investment in | Loans | Investment in | Investment in | Other investments | Total |
b) The Company	£m	£m	£m	£m	£m	£m
At 1 January 2002	1,343	691	5	92	2	2,133
Additions	34	328	–	–	2	364
Distribution and loan repayments	(278)	(65)	–	–	–	(343)
Disposals	(44)	–	(5)	(92)	(1)	(142)
Amortisation	–	–	–	–	(2)	(2)
Impairment	(40)	(45)	–	–	–	(85)
Exchange rate differences	–	(47)	–	–	–	(47)
At 31 December 2002	**1,015**	**862**	**–**	**–**	**1**	**1,878**

Details of the principal subsidiary undertakings, associates and joint ventures are provided in note 31.

Within other investments are a number of International Power plc Ordinary Shares held in Employee Share Ownership Trusts (ESOTs). These shares are held by the ESOTs to meet awards made under a number of employee share plans (see note 21). At 31 December 2002, the ESOTs held a total of 1,917,414 International Power plc Ordinary Shares (2001: 1,709,084). At 31 December 2002, the market value of these shares was £1.8 million. The maximum number of shares required to meet all outstanding awards (assuming full vesting of those awards) as at 31 December 2002 was 1,730,255 (2001: 1,521,705).

15 DEBTORS

| | Group | | Company | |
	31 December 2002 £m	31 December 2001 £m	31 December 2002 £m	31 December 2001 £m
Amounts recoverable within one year:				
Trade debtors	48	73	–	1
Due from subsidiary undertakings	–	–	55	141
Other debtors	23	44	14	22
Other prepayments and accrued income	59	31	3	3
Total amounts recoverable within one year	**130**	**148**	**72**	**167**
Amounts recoverable after more than one year:				
Other debtors	4	10	–	–
Total amounts recoverable after more than one year	**4**	**10**	**–**	**–**
Total debtors	**134**	**158**	**72**	**167**

16 CURRENT ASSET INVESTMENTS

| | Group | | Company | |
	31 December 2002 £m	31 December 2001 £m	31 December 2002 £m	31 December 2001 £m
Current asset investments	**43**	**47**	**–**	**–**

Current asset investments are primarily short-term money market deposits used for fund management and treasury purposes.

Notes to the accounts continued

17   CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	Group		Company	
	31 December 2002 £m	31 December 2001 £m	**31 December 2002 £m**	31 December 2001 £m
Trade creditors	**106**	65	**1**	2
Amounts due to subsidiary undertakings	**–**	–	**562**	358
Other creditors	**34**	59	**11**	14
Other taxation and social security	**–**	6	**1**	1
Corporation tax	**53**	57	**12**	21
Accruals and deferred income	**134**	316	**52**	198
Bank loans (secured)	**810**	112	**–**	–
6¼% Euro Dollar Bonds 2003	**37**	–	**37**	–
2% Convertible US Dollar Bonds 2005	**231**	–	**–**	–
Total bonds	**268**	–	**37**	–
Total creditors: amounts falling due within one year	**1,405**	615	**676**	594

The bank loans are secured by fixed and floating charges over the assets of certain subsidiary undertakings.

Convertible bonds

On 24 November 2000, International Power (Cayman) Limited, a wholly-owned subsidiary company incorporated in the Cayman Islands, issued US$357 million 2% convertible notes due 2005, convertible into preference shares of International Power (Cayman) Limited at the holder's option, exchangeable for Ordinary Shares of, and unconditionally guaranteed on a senior unsecured basis by International Power plc.

The notes are convertible into Ordinary Shares of International Power plc at a conversion price of 300p at any time between 4 January 2001 and 23 November 2005. Each US$1,000 principal amount of notes will entitle the holder to convert into a US$1,000 paid up value of preference shares of International Power (Cayman) Limited. Investors may elect to receive their Ordinary Shares in the form of American Depositary Receipts.

The notes may be redeemed at the holder's option at a redemption price of 107.1% of its principal amount, together with accrued and unpaid interest, on 24 November 2003.

If the conversion option is not exercised, the convertible unsecured notes will be redeemed on 24 November 2005 at a redemption price of 112.4% of its principal amount.

Provision is made for the possible premium on redemption and included within the carrying amount of the bonds. At 31 December 2002, the amount accrued was £13 million (31 December 2001: £6 million). The finance cost charged in the profit and loss account comprises the aggregate of the coupon on the convertible unsecured notes and the proportion of the premium on redemption that relates to the financial year.

As the conversion exercise price is substantially above the present share price, it is likely that the bondholders will exercise their right. Accordingly, the convertible bond is now shown wthin short-term liabilities.

Secured loans without recourse

We are in discussions with bank groups in relation to non-recourse debt for Rugeley and the US merchant asset portfolio. Until these issues are resolved and documented, the debt at Rugeley and ANP is reported as current non-recourse debt in our accounts. Secured bank loans without recourse are those where the obligation to repay lies solely with the subsidiary and are secured solely on the assets of the subsidiary concerned.

18   CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	Group		Company	
	31 December 2002 £m	31 December 2001 £m	**31 December 2002 £m**	31 December 2001 £m
Accruals and deferred income	**–**	5	**–**	–
Other creditors	**7**	3	**–**	–
Bank loans (secured):				
between one and five years	**138**	801	**–**	–
over five years	**438**	338	**–**	–
Total bank loans	**576**	1,139	**–**	–
6¼% Euro Dollar Bonds 2003	**–**	41	**–**	41
2% Convertible US Dollar Bonds 2005	**–**	248	**–**	–
Total bonds	**–**	289	**–**	41
Total creditors: amounts falling due after more than one year	**583**	1,436	**–**	41

The bank loans are secured by fixed and floating charges over the assets of certain subsidiary undertakings.

19　PROVISIONS FOR LIABILITIES AND CHARGES

a) The Group

	Deferred tax £m	Rationalisation and restructuring £m	Other £m	Total £m
At 1 January 2002 as originally stated	27	11	22	60
Prior year adjustment	170	–	–	170
At 1 January 2002 as restated	197	11	22	230
Charged to profit and loss	28	–	8	36
Credited to profit and loss	(17)	–	(3)	(20)
Provisions utilised	–	–	(2)	(2)
Reclassifications and transfers	11	–	–	11
At 31 December 2002	**219**	**11**	**25**	**255**

The majority of the rationalisation and restructuring provision relates to liabilities in respect of onerous property leases and employee-related compensation. Other provisions primarily comprise amounts provided for long service and annual leave liabilities and for mine site restoration. These liabilities are not expected to arise in the short-term.

b) The Company

	Deferred tax £m	Rationalisation and restructuring £m	Total £m
At 1 January 2002 as originally stated	27	11	38
Prior year adjustment	13	–	13
At 1 January 2002 as restated	40	11	51
Credited to profit and loss	(4)	–	(4)
At 31 December 2002	**36**	**11**	**47**

20　DEFERRED TAXATION

Deferred taxation accounted for in the consolidated balance sheet and the potential amounts of deferred taxation are:

	31 December 2002 £m	31 December 2001 (Restated) £m
Full potential deferred tax liabilities		
Tangible fixed assets accelerated capital allowances	**(237)**	(171)
Other timing differences	**(24)**	(26)
Dividends of overseas subsidiary undertakings	**(17)**	(21)
Total gross deferred tax liabilities	**(278)**	(218)
Less: deferred tax liabilities not provided	**–**	–
Total deferred tax liabilities provided	**(278)**	(218)
Full potential deferred tax assets		
Provisions	**2**	7
Tax losses	**45**	4
Other timing differences	**12**	10
Total gross deferred tax assets	**59**	21
Less: deferred tax assets not recognised	**–**	–
Total deferred tax asset recognised	**59**	21
Net deferred tax liability recognised	**(219)**	(197)

Notes to the accounts continued

21 SHARE CAPITAL	Authorised Ordinary Shares of 50p	£m	Issued and fully paid Ordinary Shares of 50p	£m
At 1 January 2002	1,700,000,000	850	1,117,558,463	559
Issue of shares under the Sharesave Scheme	–	–	3,057	–
At 31 December 2002	**1,700,000,000**	**850**	**1,117,561,520**	**559**

Deferred Shares

The Company has 21 Deferred Shares of 1 pence each in issue. These shares were issued to ensure the demerger was effected as efficiently as possible. The holders of Deferred Shares have no rights to receive dividends or to attend or vote at any general meeting.

Unclassified Share

Further to the redemption of the Special Share in August 2000, the Company's authorised share capital includes one unclassified share of £1.

Employee Share Plans

a) Share Option Plans

The Company operates the following share option plans for which shares may be issued by the Company out of authorised but unissued share capital upon exercise of options: the UK Approved Sharesave Plan; the Global Sharesave Plan; the UK Approved and Unapproved Executive Share Option Plans and the Global Executive Share Option Plan. The UK Approved Sharesave Plan and the Global Sharesave Plan are savings related and enable employees to invest up to a maximum of £250 per month.

		Number of Ordinary Shares (millions)		
Note		Sharesave Schemes	Executive Share Option Schemes	Total
i)	Outstanding at 1 January 2002	1.6	7.6	9.2
	Granted	3.7	4.1	7.8
ii)	Exercised/lapsed	(1.6)	(0.5)	(2.1)
	Total options outstanding at 31 December 2002	**3.7**	**11.2**	**14.9**

			Number of Ordinary Shares (millions)	
	Option price	Date exercisable	31 December 2002	31 December 2001
i) Options outstanding				
Sharesave Schemes	246.01p	2002	–	0.1
	188.00p	2004	–	0.5
	188.00p	2006	–	0.3
	200.00p	2004	–	0.1
	200.00p	2006	–	0.6
	90.00p	2005	**1.2**	–
	90.00p	2007	**2.5**	–
Executive Share Option Schemes				
	336.21p	1997-2004	**0.1**	0.1
	306.14p	1998-2005	**0.3**	0.3
	323.23p	1999-2006	**0.5**	0.6
	386.09p	2000-2007	**0.6**	0.7
	352.61p	2001-2008	**0.8**	0.9
	311.75p	2003-2010	**2.7**	2.8
	235.00p	2004-2011	**1.9**	2.0
	217.00p	2004-2011	**0.2**	0.2
	196.00p	2005-2012	**4.1**	–
Total options outstanding			**14.9**	9.2

	Option price	Number of options	Nominal value £	Consideration £
ii) Options exercised				
Sharesave Schemes	188.00p	3,057	1,529	5,747
Total options exercised during the year	**188.00p**	**3,057**	**1,529**	**5,747**

b) Profit Sharing Share Scheme

In addition to the above, the Company operates an Inland Revenue Approved Profit Sharing Share Scheme. No further appropriations have been made in respect of this scheme. On 31 December 2002, a total of 454,767 shares in International Power plc were held by the Trustee on behalf of 1,888 present and former employees of the Group.

c) Restricted Share Plan

At the EGM of the Company held on 29 September 2000, shareholders approved the establishment of the Restricted Share Plan. Participants in the Plan are full-time Executive Directors who are required to devote substantially the whole of their working time to the duties of the Company and any subsidiaries of the Company (as designated by the Directors). Only Peter Giller participated in this Plan. 677,564 shares in International Power plc were acquired in the nine months ended 31 December 2000, for a consideration of £1.7 million, the shares being placed in an Employee Share Ownership Trust. On 2 October 2001, 225,854 shares were released to Peter Giller. During 2002 the following releases of shares to Peter Giller were made: 225,855 shares on 1 October 2002 and 225,855 shares on 31 December 2002, being the balance of the shares held in trust in respect of this Plan.

d) Demerger Share Plan

At demerger, the Board of the Company established the Demerger Share Plan to provide an incentive to those employees (other than Executive Directors) who were remaining in continuous full-time employment with the Company. On 3 October 2000, the Board made conditional awards of 288,359 shares to 181 employees of the Company. No specific purchases of shares have been made in respect of this Plan to date as the Company is utilising the balance of shares unallocated from two former employee share plans that ceased operation at demerger (the total number of unallocated shares at 31 December 2002 was 256,425), to meet the vesting of conditional awards under the Demerger Share Plan. Conditional awards will normally vest to participants on the third anniversary of the demerger. During the year, a total of 12,691 shares have been released to individuals ceasing employment with the Company in accordance with their entitlement under the rules of the Demerger Share Plan.

e) Performance Share Plan 2002

At the 2002 AGM shareholders approved the establishment of the Performance Share Plan 2002. During 2002 a total of 1,273,138 shares in International Power plc were acquired in respect of awards made under this plan for a consideration of £2.5 million, the shares being placed in an Employee Share Ownership Trust. On 31 December 2002, a total of 225,102 shares were released to Peter Giller in respect of this Plan.

f) Employee Share Schemes

The Group takes advantage of the exemption granted under UITF 17, Employee Share Schemes, whereby no compensation expense need be recorded for SAYE employee schemes.

22   RESERVES

a) The Group	Share capital £m	Share premium account £m	Capital redemption reserve £m	Capital reserve £m	Profit and loss account £m	Total shareholders' funds – equity £m
At 1 January 2002 as originally stated	559	289	140	422	415	1,825
Prior year adjustment	–	–	–	–	(155)	(155)
At 1 January 2002 as restated	559	289	140	422	260	1,670
Profit for the financial year	–	–	–	–	113	113
Other recognised gains and losses relating to the year (net)	–	–	–	–	(43)	(43)
At 31 December 2002	**559**	**289**	**140**	**422**	**330**	**1,740**

b) The Company	£m	£m	£m	£m	£m	£m
At 1 January 2002 as originally stated	559	289	140	415	326	1,729
Prior year adjustment	–	–	–	–	(13)	(13)
At 1 January 2002 as restated	559	289	140	415	313	1,716
Loss for the financial year	–	–	–	–	(176)	(176)
At 31 December 2002	**559**	**289**	**140**	**415**	**137**	**1,540**

The share premium account, capital redemption reserve and capital reserve are not distributable.

The cumulative amount of goodwill set off to reserves prior to the adoption of FRS 10, on acquisition of subsidiary undertakings, is £95 million, net of exchange differences (31 December 2001: £95 million).

Notes to the accounts continued

23 NOTES TO THE CASH FLOW STATEMENT

Note	a) Reconciliation of operating profit to net cash inflow from operating activities	Year ended 31 December 2002 £m	Year ended 31 December 2001 £m
	Operating profit	105	163
	Impairment	103	–
		208	163
13	Depreciation	111	95
	Loss on disposal of fixed assets	–	1
12	Goodwill amortisation	(1)	(1)
14	Other amortisation	2	–
	Movement in working capital:		
	(Increase)/decrease in stocks	(29)	7
	Decrease/(increase) in debtors	19	(21)
	(Decrease)/increase in creditors	(37)	48
	Movement in provisions	3	(18)
	Net cash inflow from operating activities	**276**	274
	b) Dividends received from joint ventures and associates		
	Dividends from joint ventures	12	7
	Dividends from associates	72	52
	Total dividends received from joint ventures and associates	**84**	59
	c) Returns on investments and servicing of finance		
	Other interest and dividends received	24	24
	Debt and loan interest paid	(102)	(97)
	Debt issue costs paid	(8)	(32)
	Dividends paid to minority shareholders	(2)	–
	Returns on investments and servicing of finance – ordinary	(88)	(105)
	Returns on investments and servicing of finance – exceptional:		
	Australian refinancing charges	(25)	–
	Net cash outflow from returns on investments and servicing of finance	**(113)**	(105)
	d) Capital expenditure and financial investment		
	Purchase of tangible fixed assets:		
	Maintenance	(48)	(48)
	Growth	(96)	(358)
	Purchase of tangible fixed assets	(144)	(406)
	Purchase of shares for employee share schemes	(2)	–
	Cash paid in respect of net investment hedges	(13)	–
	Net cash outflow from capital expenditure and financial investment	**(159)**	(406)

		Year ended 31 December 2002 £m	Year ended 31 December 2001 £m
	e) Acquisitions and disposals		
24	Purchase of subsidiary undertakings	**(144)**	(68)
	Cash proceeds on sale of subsidiary undertakings	**–**	14
	Receipts from sale of investment in associate	**–**	372
	Net cash (outflow)/inflow from acquisitions and disposals	**(144)**	318
	f) Financing activities		
25	Bank loans	**210**	406
	Net cash inflow from financing activities	**210**	406

Included within the net cash inflow from operating activities is an outflow of £1 million (year ended 31 December 2001: £13 million) in respect of exceptional items.

24 ACQUISITIONS

In July 2001, the Group acquired Rugeley Power Limited. Deferred consideration of £133 million (including accrued interest) was paid in January 2002 in respect of this acquisition.

In addition, the Group has made minor acquisitions and made final payments in respect of past acquisitions during 2002. These have had an insignificant impact on the cash flows of the Group.

25 NET DEBT

	1 January 2002 £m	Exchange differences £m	Other non-cash movements £m	Cash flow £m	31 December 2002 £m
Cash					
Cash at bank and in hand	596	(4)	–	207	**799**
Liquid resources					
Current asset investments	47	–	(4)	–	**43**
Debt financing					
Loans due within one year	(112)	9	(715)	(29)	**(847)**
Loans due after more than one year	(1,180)	69	716	(181)	**(576)**
Convertible bond	(248)	24	(7)	–	**(231)**
Total debt financing	(1,540)	102	(6)	(210)	**(1,654)**
Total net debt	(897)	98	(10)	(3)	**(812)**

Notes to the accounts continued

26 FINANCIAL INSTRUMENTS

A discussion of the Group's objectives and policies with regard to risk management and the use of financial instruments can be found in the Operating and financial review. Financial instruments comprise net debt (see note 25) together with other instruments deemed to be financial instruments including long-term debtors and creditors and provisions for liabilities and charges.

a) Short-term debtors and creditors
Short-term debtors and creditors have been excluded from all the following disclosures other than the currency risk disclosures as relevant. The fair value of short-term debtors and creditors approximates to the carrying value because of their short maturity. In accordance with FRS 13 (Derivatives and other financial instruments), deferred tax has been excluded from the following disclosures.

b) Interest rate risk profile of financial liabilities
The interest rate profile of the financial liabilities of the Group as at 31 December 2002 was:

	31 December 2002			31 December 2001		
	Total	Floating rate financial liabilities	Fixed rate financial liabilities	Total	Floating rate financial liabilities	Fixed rate financial liabilities
Currency	£m	£m	£m	£m	£m	£m
Sterling	171	59	112	12	12	–
US dollar	971	194	777	1,050	318	732
Australian dollar	487	110	377	474	104	370
Czech koruna	51	34	17	65	12	53
Others	17	1	16	18	–	18
Total	**1,697**	**398**	**1,299**	1,619	446	1,173

All the Group's creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of financial liabilities. There are no material financial liabilities on which interest is not paid.

The effect of the Group interest swaps was to classify £377 million of floating rate Australian dollar borrowings as fixed rate, £510 million of floating rate US dollar borrowings as fixed rate, £112 million of floating rate sterling borrowings as fixed rate and £16 million of variable rate Czech koruna borrowings as fixed rate, in the above table.

In addition to the above, the Group's provisions are considered to be floating rate financial liabilities as, in establishing the provisions, the cash flows have been discounted.

The floating rate financial liabilities comprise bank borrowings bearing interest rates fixed in advance for various time periods up to 12 months by reference to LIBOR for that time period. The figures in the following tables take into account interest rate and currency swaps used to manage the interest rate and currency profile of financial liabilities and financial assets.

	31 December 2002 Fixed rate financial liabilities		31 December 2001 Fixed rate financial liabilities	
	Weighted average interest rate	Weighted average period for which rate is fixed	Weighted average interest rate	Weighted average period for which rate is fixed
Currency	%	Years	%	Years
Sterling	5.39	6	–	–
US dollar	5.08	3	6.01	4
Australian dollar	6.48	7	9.86	5
Czech koruna	13.02	–	13.02	1
Others	7.25	4	7.25	5
Weighted average	**5.64**	**4**	7.38	4

The fixed rate financial liability for Czech koruna will mature on 24 March 2003.

c) Interest rate risk of financial assets

The Group had the following financial assets as at 31 December 2002:

| | 31 December 2002 | | | 31 December 2001 | | |
| | Total | Floating rate financial assets | Fixed rate financial assets | Total | Floating rate financial assets | Fixed rate financial assets |
Currency	£m	£m	£m	£m	£m	£m
Sterling	158	158	–	71	71	–
US dollar	266	266	–	138	138	–
Euro	307	307	–	398	398	–
Australian dollar	101	101	–	71	71	–
Czech koruna	6	6	–	7	7	–
Others	8	8	–	6	6	–
Total	846	846	–	691	691	–

The cash deposits comprise deposits placed in money market funds, and a variety of investments with maturities up to three months. All investments are in publicly quoted stocks or treasury instruments. Letters of credit totalling £145 million are supported on a cash collateral basis at 31 December 2002.

d) Currency exposures

As explained on page 18 of the Operating and financial review, the Group's objective in managing the currency exposures arising during the normal course of business (in other words, its structural currency exposures) is to fully hedge all known contractual currency exposures, where possible. As at 31 December 2002 and 31 December 2001, these exposures were not considered to be material.

Currency exposures comprise the monetary assets and monetary liabilities of the Group that are not denominated in the operating (or 'functional') currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in overseas operations. For major currencies, it is not our policy to hedge currency translation through forward contracts or currency swaps. During 2002 we closed out all Czech koruna forward contracts and currency swaps, as we now consider the Czech koruna to be a major currency.

e) Maturity of financial liabilities

The maturity profile of the Group's financial liabilities, other than short-term creditors and accruals, was as follows:

	31 December 2002 £m	31 December 2001 £m
In one year or less, or on demand	1,078	127
In more than one year but not more than two years	39	390
In more than two years but not more than five years	128	749
In more than five years	452	353
Total	1,697	1,619

As discussed in note 17, the Group is in discussions with bank groups in relation to non-recourse debt for Rugeley and the US merchant asset portfolio. Until these issues are resolved and documented, the debt at Rugeley and ANP is reported as current non-recourse debt in our accounts. We believe we have constructive and acceptable plans to resolve all issues to the mutual benefit of both International Power and the banks such that a substantial portion of the £1,078 million disclosed above will be redesignated as due in more than five years.

Notes to the accounts continued

26   FINANCIAL INSTRUMENTS continued

f) Borrowing facilities

The Group has substantial borrowing facilities available to it. The undrawn committed facilities available at 31 December 2002 in respect of which all conditions precedent have been met at that date amount to £1,342 million.

	31 December 2002			31 December 2001	
	Facility £m	Undrawn £m	Available £m	Undrawn £m	Available £m
US$570 million Corporate revolving credit facility (October 2004)[1]	354	279	279	321	321
US$1,215 million ANP Funding 1 construction and term loan (June 2006)[2]	755	110	–	161	161
US$120 million ANP Funding 1 revolving credit facility (June 2006)[2]	74	66	–	82	82
US$40 million ANP Funding 1 bank support facility (June 2006)[2]	25	25	–	15	15
Czk 1,000 million EOP revolving credit facility (May 2007)	21	17	17	19	19
US$99 million Al Kamil term facility (April 2017)	61	3	–	3	3
£25 million Corporate letter of credit facility[3]	25	1	1	13	13
£27 million Subsidiary facilities in various currencies	27	21	2	11	6
Total	**1,342**	**522**	**299**	**625**	**620**

1. The drawn element of the US$570 million Corporate revolving credit facility relates to letters of credit issued.

2. As disclosed in note 17, the Group is in discussions with bank groups in relation to non-recourse debt for ANP Funding 1 and Rugeley. The undrawn portion of these facilities has therefore been shown as unavailable in the above table, and will become substantially available when these issues have been formally resolved and documented.

3. These facilities include a £25 million letter of credit facility which becomes committed for any letters of credit that have been drawn. At 31 December 2002, £24 million of letters of credit had been drawn from this facility.

Uncommitted facilities available at 31 December 2002 were:

	31 December 2002			31 December 2001		
Facility	Total £m	Drawn £m	Undrawn £m	Total £m	Drawn £m	Undrawn £m
Bank borrowings and overdraft facilities	37	–	37	44	–	44
Thai National Power working capital facility	1	–	1	–	–	–
Pelican Point working capital facility	3	–	3	3	–	3
	41	–	41	47	–	47

Bank borrowing facilities are normally reaffirmed by the banks annually although they can theoretically be withdrawn at any time.

g) Fair values of financial assets and liabilities
Set out below is a comparison by category of book values and fair values of all the Group's financial assets and liabilities as at 31 December 2002.

	31 December 2002		31 December 2001	
Primary financial instruments held or issued to finance the Group's operations	Book value £m	Fair value £m	Book value £m	Fair value £m
Short-term borrowings and current portion of long-term borrowings	(1,078)	(1,078)	(127)	(127)
Long-term borrowings	(619)	(621)	(1,492)	(1,492)
Cash deposits and current asset investments	846	846	691	691

			Year ended 31 December 2002			Year ended 31 December 2001	
Derivative financial instruments held to manage the interest rate, currency profile and exposure to energy prices	**Book value £m**	**Fair value £m**	**Gain/ (loss) £m**	**Gross gain £m**	**Gross (loss) £m**	Gross gain £m	Gross (loss) £m
Interest rate swaps and similar instruments	–	(71)	(71)	–	(71)	–	(17)
Currency swaps	–	–	–	–	–	–	(2)
Forward foreign currency contracts	–	–	(1)	–	(1)	1	(3)
Energy derivatives	–	30	30	69	(39)	17	(11)

In addition to the above, the Group holds energy derivatives for trading purposes with a book value and fair value of nil (gross gain of £8 million, gross loss of £8 million).

The methods and assumptions used to estimate fair values of financial instruments are as follows:

i) For investments of up to three months trade debtors, other debtors and prepayments, trade creditors, other current liabilities, long-term and short-term borrowings, the book value approximates to fair value because of their short maturity.

ii) The fair value of investments maturing after three months has been estimated using quoted market prices.

iii) The fair value of long-term borrowings and interest rate swaps has been calculated using market prices when available or the net present value of future cash flows arising.

iv) The fair value of the Group's forward exchange contracts, foreign currency swaps and foreign currency options has been calculated using the market rates in effect at the balance sheet dates.

v) The fair value of energy derivatives is measured using value at risk and other methodologies that provide a consistent measure of risk across diverse energy products. Within the above fair values, only the financial assets and liabilities have been marked-to-market as defined by the requirements of the accounting standard.

h) Hedges

As explained on page 18 of the Operating and financial review, the Group's policy is to hedge the following exposures:

i) Interest rate risk – using interest rate swaps, options and forward rate agreements.

ii) Structural and transactional currency exposures – using currency borrowings, forward foreign currency contracts, currency options and swaps.

iii) Currency exposures on future expected sales – using currency swaps, forward foreign currency contracts, currency options and swaps.

iv) Energy price fluctuations – using physical hedges through the operation of energy supply and trading activities together with financial products.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements therein, are as follows:

	Debt £m	Foreign exchange £m	Energy derivatives £m	Total net gain/(loss) £m
Unrecognised gains and (losses) on hedges at 1 January 2002	(17)	(4)	6	(15)
Gains and (losses) arising in previous years that were recognised in the year ended 31 December 2002	–	(4)	5	1
Gains and (losses) arising in the year ended 31 December 2002 that were not recognised in the year	(54)	(1)	29	(26)
Unrecognised gains and (losses) on hedges at 31 December 2002	(71)	(1)	30	(42)
Of which:				
Gains and (losses) expected to be recognised in the year ended 31 December 2003	–	(1)	24	23
Gains and (losses) expected to be recognised in the year ended 31 December 2004 or later	(71)	–	6	(65)

The hedging of structural currency exposures associated with foreign currency net investments are recognised in the consolidated balance sheet.

Notes to the accounts continued

27   COMMITMENTS

	Group		Company	
a) Lease and capital commitments	**31 December 2002 £m**	31 December 2001 £m	**31 December 2002 £m**	31 December 2001 £m
Capital commitments: contracted but not provided	**54**	166	**–**	–
Property leases (annual commitment): expiring within one year	**1**	1	**–**	–
expiring between one and five years	**–**	1	**–**	–
expiring after five years	**5**	5	**5**	5

b) Fuel purchase and transportation commitments
The Group has contracts with fuel suppliers for the supply and transportation of fuel to its power stations. The expiry of these contracts ranges from 2003 to 2021.

28   CONTINGENT LIABILITIES

a) Legal proceedings against the Company
The Company is aware of the following matters, which involve or may involve legal proceedings against the Group:

i)   Claims and potential claims by or on behalf of current and former employees, including former employees of the Central Electricity Generating Board (CEGB), and contractors in respect of industrial illness and injury.

Innogy has agreed to indemnify us on an after-tax basis to the extent of 50% of any liability that we may incur whether directly or indirectly as a consequence of those proceedings to the extent such liability is not insured by Electra Insurance Limited.

ii)   In 1994 separate complaints were made by the National Association of Licensed Opencast Operators (NALOO) and the South Wales Small Miners Association (SWSMA) to the European Commission against the Company, PowerGen plc, British Coal Corporation and HM Government. The complaint alleges violations of EU Competition law arising out of the coal purchasing arrangements entered into by the CEGB prior to 1 April 1990 and requests the Commission to find that the CEGB's practices violated EU law. NALOO and SWSMA allege that such a finding would be grounds for a claim for damages in the English courts by members of NALOO. An appeal against the Commission's findings was brought by a faction of SWSMA, which was initially ruled out of time, but an appeal was reinstated. Progress with this claim will be influenced by the outcome of the NALOO appeal. The European Court has ruled that the Commission is under an obligation to investigate the complaint by NALOO. The Company, PowerGen plc, British Coal Corporation and the Commission have appealed against the ruling. Judgement is expected sometime after May 2003. It is not practicable to estimate legal costs or possible damages at this stage. The Commission ruled on the complaint in 1998 and did not make any findings against the Company.

Innogy has agreed to indemnify us on an after-tax basis to the extent of 50% of any liability that we may incur whether directly or indirectly as a consequence of those proceedings.

The Directors are of the opinion, having regard to legal advice received, the Group's insurance arrangements and provisions carried in the balance sheet, that it is unlikely that the matters referred to above will, in aggregate, have a material effect on the Group's financial position, results of operations and liquidity.

b) Taxation
The Company is aware of a number of issues which are, or may be, the subject of disputes with the tax authorities in the territories where the Group has operations. The principal exposures where significant amounts of tax could potentially arise are in respect of the following matters:

i)   There are potential exposures relating to the UK tax losses generated from the acquisition of Australian subsidiaries and related financing arrangements. Discussions are continuing with the UK Inland Revenue to reach agreement on these issues.

ii)   The UK Inland Revenue have queried the calculation of capital gains arising from the sale of UK power stations by National Power PLC in the period before demerger in October 2000. Discussions are continuing with the UK Inland Revenue to determine the amount that is deductible from the consideration received.

The Directors are of the opinion, having regard to the professional advice received, that adequate provision has been made for the settlement of any taxation liabilities that might arise.

c) Bonds and guarantees
Various growth and expansion projects are supported by bonds, letters of credit and guarantees issued by the Company totalling £286 million. £10 million of this is in respect of the loan facilities of its Elcogas investment. This facility is repayable by Elcogas in 2003. The guarantee relating to Elcogas was provided for in the year ended 31 December 2001.

Energy trading activities relating to merchant plant are supported by letters of credit and guarantees totalling £26 million.

29   RELATED PARTY TRANSACTIONS

Operations and maintenance contracts
In the course of normal operations, International Power Global Developments Limited, a wholly-owned subsidiary undertaking, has contracted on an arms length basis to provide power station operation and maintenance services to joint ventures and associated undertakings. During the year the Group derived income of £16 million (year ended 31 December 2001: £16 million) from these arrangements. Included in creditors is £2 million in relation to these contracts.

30 POST BALANCE SHEET EVENTS

There were no material post balance sheets events to the date of this report.

31 DETAILS OF PRINCIPAL SUBSIDIARY UNDERTAKINGS, ASSOCIATES AND JOINT VENTURES

Subsidiary undertakings

Name and nature of business	Country of incorporation and registration		Percentage shareholding
Hazelwood Finance Limited Partnership (financing company) *	Australia	Partners' Capital	75%
Hazelwood Power Partnership (power generation) *	Australia	Partners' Capital	92%
Elektrárny Opatovice AS (power generation) *	Czech Republic	Ordinary Shares	99%
International Power Global Developments Limited (project development – overseas)	England and Wales	Ordinary Shares	100%
Pelican Point Power Limited (power generation)	England and Wales ‡	Ordinary Shares	100%
Rugeley Power Limited (power generation)	England and Wales	Ordinary Shares	100%
Deeside Power Development Company Limited (power generation)	England and Wales	Ordinary Shares	100%
National Power International Holdings BV (investment holding company) *	The Netherlands **	Ordinary Shares	100%
Synergen Power Pty Limited (power generation) *	Australia	Ordinary Shares	100%
Thai National Power Company Limited (power generation) *	Thailand	Ordinary Shares	100%
Midlothian Energy Limited Partnership (power generation) *	US	Partners' Capital	100%
Milford Power Limited Partnership (power generation) *	US	Partners' Capital	100%
ANP Funding I LLC (financing company) *	US	Ordinary Shares	100%
International Power (Cayman) Limited (financing company)	Cayman Islands **	Ordinary Shares	100%
International Power (Europe) Limited (financing company)	England and Wales	Ordinary Shares	100%
ANP Blackstone Energy Company, LLC (power generation) *	US	Ordinary Shares	100%
ANP Bellingham Energy Company, LLC (power generation) *	US	Ordinary Shares	100%
Hays Energy Limited Partnership (power generation) *	US	Partners' Capital	100%
International Power Holdings Limited (investment holding company)	England and Wales	Ordinary Shares	100%
Advanced Turbine Products LLC (manufacturer of turbine parts) *	US	Partners' Capital	82%
Al Kamil Power Company SAOC (power generation)*	Oman	Ordinary Shares	100%

All subsidiary undertakings operate in their country of incorporation, except as indicated below.
All subsidiary undertakings have 31 December year ends except as indicated below.
The Group also has a number of overseas branch offices.

Associates

Name and nature of business	Country of incorporation, registration and operation	Accounting period end		Percentage shareholding
Malakoff Berhad (power generation) *	Malaysia	31 August	Ordinary Shares	18%
The Hub Power Company Limited (power generation) *	Pakistan	30 June	Ordinary Shares	26%
Carbopego – Abastecimento de Combustiveis, SA (fuel supplies) *	Portugal	31 December	Ordinary Shares	33%
Pegop-Energia Electrica, SA (power station operations) *	Portugal	31 December	Ordinary Shares	45%
Tejo Energia – Producao e Distribuicao de Energia Electrica, SA (power generation) *	Portugal	31 December	Ordinary Shares	45%
Shuweihat CMS International Power Company (power generation) *	UAE	31 December	Ordinary Shares	20%
Uni-Mar Enerji Yatirimlari AS (power generation) *	Turkey	31 December	Ordinary Shares	33%

Joint ventures

Name and nature of business	Country of incorporation, registration and operation	Accounting period end		Percentage shareholding
Pražská Teplárenská AS (power generation) *	Czech Republic	31 December	Ordinary Shares	48%
Hartwell Energy Limited Partnership (power generation) *	US	31 December	Partners' Capital	50%
Oyster Creek Limited Partnership (power generation) *	US	31 December	Partners' Capital	50%

* Held by an intermediate subsidiary undertaking.
‡ Operates in Australia.
** Operates in the UK.

Five-year financial summary

CONSOLIDATED PROFIT AND LOSS ACCOUNTS	Year ended 31 December 2002	Year ended 31 December 2001 (Restated)	Year ended 31 December 2000 Proforma International Power (Restated)	Nine months ended 31 December 2000	Year ended 31 March 2000	Year ended 31 March 1999
	£m	£m	£m	£m	£m	£m
Turnover: Group and share of joint ventures and associates	1,129	1,103	1,002	2,340	4,421	3,672
Less: share of joint ventures' and associates' turnover	(412)	(546)	(606)	(483)	(670)	(663)
Group turnover	**717**	557	396	1,857	3,751	3,009
Net operating costs – ordinary	(509)	(392)	(323)	(1,680)	(3,185)	(2,348)
Net operating costs – exceptional	(103)	(2)	(71)	(227)	(1,358)	–
Operating profit/(loss)	**105**	163	2	(50)	(792)	661
Share of operating profit of joint ventures and associates	149	161	148	110	140	81
Income from investments – ordinary	31	–	–	–	–	–
Income from investments – exceptional	42	–	–	–	–	–
Non-operating exceptional items	–	32	(99)	(105)	1,296	–
Net interest payable and similar charges	(132)	(152)	(104)	(111)	(192)	(171)
Profit/(loss) on ordinary activities before taxation	**195**	204	(53)	(156)	452	571
Profit on ordinary activities before taxation and exceptional items	256	203	117	176	514	571
Exceptional items	(61)	1	(170)	(332)	(62)	–
Taxation	(76)	(64)	(37)	(21)	(17)	(99)
Profit/(loss) after taxation	**119**	140	(90)	(177)	435	472
Minority interests	(6)	(2)	(6)	(4)	(1)	1
Profit/(loss) for the financial year	**113**	138	(96)	(181)	434	473
Ordinary dividends	–	–	–	–	(175)	(354)
Demerger dividend	–	–	(392)	(392)	–	–
Retained profit/(loss)	**113**	138	(488)	(573)	259	119

Basic earnings per share:						
Excluding exceptional items	15.5p	12.3p	6.6p	13.5p	38.0p	38.3p
Attributable to exceptional items	(5.4)p	–	(15.2)p	(29.7)p	(2.3)p	–
Including exceptional items	10.1p	12.3p	(8.6)p	(16.2)p	35.7p	38.3p
Diluted earnings per share including exceptional items	10.1p	12.0p	(8.6)p	(16.2)p	35.6p	38.2p

The above five-year table sets out the consolidated numbers for the National Power PLC group (now International Power plc) except for the proforma year to 31 December 2000 (which is for the continuing operations of International Power). The proforma results include all exceptional items charged in the nine months to 31 December 2000 and one quarter of the exceptional items charged in the year ended 31 March 2000.

The results for the years ended 31 December 2001 and 2000 have been restated for the adoption of FRS 19 Deferred Tax.

The table below represents the historical summary of the International Power business:

INTERNATIONAL POWER Pre exceptional items	Year ended 31 December 2002	Year ended 31 December 2001	Year ended 31 December 2000 Proforma	Nine months ended 31 December 2000	Year ended 31 March 2000	Year ended 31 March 1999
	£m	£m	£m	£m	£m	£m
Turnover: Group and share of joint ventures and associates	1,129	1,103	1,002	762	1,021	1,034
Less: share of joint ventures' and associates' turnover	(412)	(546)	(682)	(478)	(664)	(657)
Group turnover	**717**	557	320	284	357	377
Net operating costs	(509)	(392)	(247)	(225)	(303)	(356)
Operating profit	**208**	165	73	59	54	21
Share of operating profit of joint ventures and associates	149	161	148	108	137	76
Income from investments	31	–	–	–	–	–
Profit before interest and taxation	**388**	326	221	167	191	97

CONSOLIDATED BALANCE SHEETS	As at **31 December 2002**	As at 31 December 2001 (Restated)	As at 31 December 2000 (Restated)	As at 31 March 2000	As at 31 March 1999
	£m	£m	£m	£m	£m
Fixed assets	**2,981**	3,152	3,027	4,320	5,027
Stocks	**55**	25	21	57	147
Debtors	**134**	158	132	647	637
Investments	**43**	47	–	1,269	824
Cash at bank and in hand	**799**	596	107	855	341
Current assets	**1,031**	826	260	2,828	1,949
Creditors: amounts falling due within one year	**(1,405)**	(615)	(358)	(1,185)	(1,324)
Net current (liabilities)/assets	**(374)**	211	(98)	1,643	625
Total assets less current liabilities	**2,607**	3,363	2,929	5,963	5,652
Creditors: amounts falling due after more than one year	**(583)**	(1,436)	(1,101)	(2,504)	(2,849)
Provisions for liabilities and charges	**(255)**	(230)	(234)	(1,032)	(174)
Net assets employed	**1,769**	1,697	1,594	2,427	2,629
Net debt	**812**	897	1,071	490	1,858
Debt/equity ratio	**46%**	53%	67%	20%	71%
Debt capitalisation	**31%**	35%	40%	17%	41%
Capital expenditure (including acquisitions)	**319**	467	566	1,296	605

Shareholder profile

For the year ended 31 December 2002

CATEGORY OF HOLDINGS	Number of shareholders	Percentage of total shareholders	Ordinary Shares	Percentage of issued share capital
Private individuals	567,616	98.99	196,835,428	17.61
Nominee companies	5,261	0.92	888,406,437	79.49
Limited and public limited companies	370	0.06	14,610,194	1.31
Other corporate bodies	161	0.03	9,581,256	0.86
Pension funds, insurance companies and banks	23	0.00	8,128,205	0.73
Total	**573,431**	**100.00**	**1,117,561,520**	**100.00**

RANGE OF HOLDINGS	Number of shareholders	Percentage of total shareholders	Ordinary Shares	Percentage of issued share capital
1 – 199	190,985	33.30	28,974,312	2.59
200 – 499	296,303	51.67	78,983,852	7.07
500 – 999	60,457	10.54	38,832,962	3.47
1,000 – 4,999	22,694	3.96	39,290,811	3.52
5,000 – 9,999	1,752	0.31	10,900,516	0.98
10,000 – 49,999	622	0.11	11,517,571	1.03
50,000 – 99,999	135	0.02	9,631,103	0.86
100,000 – 499,999	263	0.05	62,836,988	5.62
500,000 – 999,999	72	0.01	50,145,800	4.49
1,000,000 – highest	148	0.03	786,447,605	70.37
Total	**573,431**	**100.00**	**1,117,561,520**	**100.00**

Shareholder services and information

Annual General Meeting (AGM)

The 2003 Annual General Meeting (AGM) will be held on Monday 19 May 2003. Further details will be set out in the Notice of the AGM to be sent out in April 2003.

The Company does not expect to pay any dividends on Ordinary Shares in the forseeable future but intends to retain earnings to fund the development and growth of the business. There is, in any event, a current prohibition on the payment of dividends by the Company by the terms of a Credit Facility, dated 15 October 2001.

Electronic proxy voting

For the AGM you may, if you wish, register the appointment of a proxy electronically by logging on to the following website: www.sharevote.co.uk .You will need your voting reference numbers (the three 8-digit numbers shown on your Proxy Form). Alternatively, if you have already registered for a shareview portfolio with Lloyds TSB Registrars, then log on to your portfolio at www.shareview.co.uk and click on company meetings.

Shareview

www.shareview.co.uk is a service offered by Lloyds TSB Registrars that enables you to check your holdings in many UK companies and helps you to organise your investments electronically. If you have access to the internet you can register for this portfolio service which is easy to use, secure and free by logging on to www.shareview.co.uk.

Individual Savings Accounts (ISAs)

Information on the International Power corporate ISA, which offers a tax-efficient way of holding shares, can be obtained from the ISA manager, The Share Centre on 01296 414144 or from International Power's website.

Shareholder enquiries

If you have any queries on the following:

– transfer of shares;

– change of name or address;

– lost share certificates;

– lost or out-of-date dividend cheques and payment of dividends directly into a bank or building society account;

– death of the registered holder of shares;

– receiving duplicate copies of Report;

– receiving the *Annual Report* in addition to the *Summary Annual Report.*

Please contact Lloyds TSB Registrars on 0870 6003978 or write to them at The Causeway, Worthing, West Sussex BN99 6DA.

Additional information can be found on the Lloyds TSB website at www.lloydstsb-registrars.co.uk.

Share Dealing Services

Lloyds TSB Registrars have in place a low-cost share dealing service for both the purchase and sale of shares. Commission on both sales and purchases is 0.75% per transaction, subject to a minimum dealing charge of £7.50. This is a postal service only. For information on the low-cost dealing service, or to obtain a dealing form, please contact Lloyds TSB Registrars on 0870 2424244.

General enquiries

Please contact:
Stephen Ramsay
Company Secretary
International Power plc
Senator House
85 Queen Victoria Street
London EC4V 4DP.
Tel: 020 7320 8706

Corporate investors

Please contact:
Grant Jones
Head of Investor Relations
International Power plc
Senator House
85 Queen Victoria Street
London EC4V 4DP.
Tel: 020 7320 8619

Media enquiries

Please contact:
Aarti Singhal
Media Relations
International Power plc
Senator House
85 Queen Victoria Street
London EC4V 4DP.
Tel: 020 7320 8681

Website

The 2002 *Annual Report* and *Summary Annual Report* are available at www.ipplc.com, which also carries a wide range of other information on the Group.

Corporate social responsibility

Our annual corporate social responsibility report is available on our website or write to the Company Secretary.

SEC reporting

Our 20-F, including US GAAP reconciliation, will be available on our website prior to 30 April 2003.

Financial calendar

Announcement of Q1 results	13 May 2003
Annual General Meeting	19 May 2003
Announcement of interim results for the period ended 30 June 2003	4 September 2003
Announcement of Q3 results	11 November 2003

Glossary

ABI	Association of British Insurers, a body which sets standards of corporate governance on behalf of insurance companies.
Availability	A measure giving the proportion of electrical energy that was available during the year, after taking account of both planned and unplanned plant outage.
BITC	Business in the Community, a charitable foundation.
Bond	Security that obligates the issuer (International Power) to make specified payments to the bondholder (financial institutions).
CSR	Corporate social responsibility.
CCGT	Combined cycle gas turbine – turbines, that are typically fuelled by natural gas, are used to drive generators to produce electricity. The exhaust gases are then passed through a boiler to produce steam that in turn drives an additional turbine coupled to a generator.
Cogen	The simultaneous generation of heat and electricity, typically where the need for both arises for industrial or commercial purposes.
Demerger Agreement	The demerger agreement dated 21 August 2000 between National Power, Innogy Holdings and Innogy.
EH&S	Environmental, health and safety.
EPS	Earnings per share.
EV	Enterprise value - market capitalisation plus the book value of debt.
ERCOT	The Electric Reliability Council of Texas - is the corporation that administers the power grid for the state of Texas.
ESPS	Electricity Supply Pension Scheme.
FRS	Financial Reporting Standard.
GT24B	A gas turbine built by Alstom Power.
Heat rate	A measure of the amount of heat required to produce a unit of electricity.
IGCC	Integrated gasification combined cycle - a combined cycle gas turbine that is fired on a gas fuel derived from the gasification of liquid or solid carbonaceous material, such as oil residues or coal.
ISO 14001	The international standard of environment management systems.
MIGD	Millions of imperial gallons per day.
MW	Megawatt; one MW equals 1,000 kilowatts.
NEPOOL	The New England Power Pool - together with the ISO New England (Independent System Operator, New England) is responsible for managing the region's electric bulk power generation and transmission systems.
Non-recourse debt	Debt secured on a specific asset, where the lender has no right of recovery from other assets in the Group.

Glossary continued

OCGT	Open cycle gas turbine. Turbines, typically fuelled by gas or diesel oil, are used to drive the generators to produce electricity.
O&M	Operations and maintenance, used in the context of operating and maintaining a power station.
Offtake agreement or PPA	Power purchase agreement between a generator and its customer (the offtaker) whereby the customer purchases the electricity generated by a power station.
PBIT	Profit before interest and tax.
Peak load	The maximum demand during a specified high demand period.
SSAP	Statement of Standard Accounting Practice.
Tolling contract	A form of long-term electricity contract where the buyer of the electricity also supplies the fuel.
UK GAAP	Generally Accepted Accounting Principles in the UK.

Many thanks to the International Power staff from throughout the regions who appear in photographs in this *Annual Report*. Photography by Orla Deevy.

Board photography by Jeff Jones.

Registered Office
International Power plc
Senator House
85 Queen Victoria Street
London EC4V 4DP

Registered in England and Wales No: 2366963

This document is printed throughout using soya-based
inks on environmentally-responsible paper. The paper
supply chain via both mill and merchant is covered by
international standard ISO 14001.

Published by International Power plc
www.ipplc.com

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